Argentina Inc.

2005 Annual Report


NASDAQ Listed [APAGF]

ENTRE LOMAS AREA

APCO ARGENTINA INC.



South America
ARGENTINA
Neuquen
Entre Lomas Concession
Rio Negro
ENTRE LOMAS CONCESSION
EL CARACOL FIELD
LOMAS DE OCAMPO FIELD
ENTRE LOMAS FIELD
LOS ALMOS FIELD
NEUQUEN
RIO NEGRO
PIEDRAS BLANCAS FIELD
ENTRE LOMAS CONCESSION
N
CHARCO BAYO FIELD
WELLS
CURRENT EXPLORATION TARGET
FIELDS

Financial Highlights

(Dollars in thousands except per share amounts)	2005	2004	2003	2002	2001
Revenues	$41,739	$29,628	$26,603	$20,092	$25,384
Equity Income from Argentine investments	18,304	11,657	9,009	3,514	5,905
Net Income	29,846	15,506	12,429	7,278	8,461
Income per Ordinary Share, Basic and Diluted	4.06	2.11	1.69	.99	1.15
Dividends Declared per Ordinary Share	0.83	0.65	0.65	0.65	0.65
Total Assets at December 31,	132,713	104,931	92,116	85,722	82,517
Total Liabilities at December 31,	12,408	8,021	5,845	7,009	6,298
Stockholders' Equity at December 31,	120,305	96,910	86,271	78,713	76,219
Annual Sales Volumes-Consolidated & Equity Interests					
Crude Oil and Condensate (mmbbls)	2,184.0	1,981.4	1,927.0	1,657.4	1,755.7
Gas (bcf)	6,346.0	4,896.0	4,565.8	5,273.0	5,780.5
LPG (thousand tons)	19.3	16.4	15.4	10.6	9.4
MBOE	3,468.4	2,989.9	2,868.2	2,660.4	2,829.2



Net Income
Millions of Dollars
As of December 31
2001
2002
2003
2004
2005
30
25
20
15
10
5
0
8.5
7.3
12.4
15.5
29.8


Total Revenues & Equity Income from Argentine Investments
Millions of Dollars
As of December 31
2001
2002
2003
2004
2005
50
40
30
20
10
0
5.9
25.4
3.5
20.1
9.0
26.6
11.7
29.6
18.3
41.7
Equity Income from Argentine investments
Revenues


Total Assets
Millions of Dollars
As of December 31
2001
2002
2003
2004
2005
150,000
125,000
100,000
75,000
50,000
25,000
0
82,517
85,722
92,116
104,931
132,713


Sales Volumes - Consolidated & Equity Interests
Thousands of barrels of oil equivalent
2001
2002
2003
2004
2005
5,000
4,000
3,000
2,000
1,000
0
2,829.2
2,660.4
2,868.2
2,989.9
3,468.4

July 12, 2006

To our Shareholders:

The year 2005 was record-setting for Apco Argentina, Inc., as the Company generated $29.8 million of net income, the highest ever achieved and oil sales volumes reached 2.184 million barrels representing the third consecutive year of oil volume increases and the highest level achieved since deregulation of Argentina's energy industry in 1991. The comparable net income and oil volume totals for 2004 were $15.5 million and 1.981 million barrels, respectively. The year's record net income was driven by production increases from our successful Entre Lomas drilling program, increased product prices, and the contribution from our Tierra del Fuego acquisition made in February 2005.

Income per share reached $4.06 for 2005, compared to $2.11 for 2004, and for the first time in 10 years, the company's Board of Directors raised our quarterly dividend, increasing it by 54% to $0.25 per share, from $0.16 ¼ per share, and subsequently raised it another 20% to $0.30 per share beginning in the first quarter of 2006. Apco's stock price at the end of 2005 was $51.63 and has continued to increase throughout 2006, reaching a price of $85 per share as of the close of business of the day of this letter.

Execution of Management's Growth Strategy

Consistent with management's objective to grow the Company in a disciplined manner, in February 2005 we paid $6.2 million to effectively acquire a 25.78 percent interest in three concessions (the "TDF Concessions") located in the Austral basin on the island of Tierra del Fuego in southern Argentina, giving us operations in a fourth Argentine producing sedimentary basin.

After completing a three dimensional ("3D") seismic survey campaign in 2005, Apco and its joint venture partners embarked on a 16 well development drilling program that commenced in November and is expected to be completed by August of 2006. Drilling results to date have been encouraging. Should production results confirm the encouraging test results obtained thus far, acquisition of these assets could have a substantial impact on the company's future income and cash flows. Investments are currently being made to increase production facilities capacity, and we expect to increase gas and condensate sales volumes above current levels by the end of July. Additional facilities investments may be required in the future depending on drilling results. Marketing future production increases will also provide challenges due to the remoteness of the island of Tierra del Fuego, limited excess capacity of the San Martin gas pipeline that connects the island to the major markets in Argentina, and export restrictions imposed by the Argentine government. However, due to the sustained economic growth in the southern cone of South America in the last couple of years, the relative gas price increases in the region, and expected future energy demand growth, we believe that Apco has strategically positioned itself to meet those challenges in the near future.

As of December 31, 2005, total proved reserves net to the Company's interest attributable to the TDF Concessions were estimated to be 915 thousand barrels of oil, condensate and LPG, and 18.1 billion cubic feet of gas.

Oil and Natural Gas Prices

World oil prices continued the upward trend experienced at the end of 2004, and the price of West Texas Intermediate crude oil (the reference price for crude oil sales contracts in Argentina) averaged above $56 per barrel for 2005 while sometimes exceeding $60 per barrel. Although Apco benefits from these price increases, Argentine producers do not benefit to the same extent as oil producers in other countries because of price increase restrictions that are negotiated into oil sales contracts due to actions taken by the Argentine government in an effort to protect the Argentine consumer from the inflationary effects of high oil prices. Nevertheless, we did experience healthy price increases as Apco's per barrel oil sales price for 2005 averaged $37.89 compared with $31.30 during 2004.

The pesofication of gas sales contracts and the gas price freeze enacted by the Argentine government in 2002 acted to discourage gas development investments. As the Argentine economy recovered from the economic crisis of 2001 and early 2002, gas supplies failed to keep up with increasing demand and the country experienced natural gas and power supply shortages in 2004 and 2005. As a result, Argentina's government took measures to prevent shortages that included restricting exports, importing gas from Bolivia, and permitting Argentine producers to gradually raise prices to industrial clients in accordance with increases outlined by government. These measures have allowed natural gas sales prices to approach levels realized prior to 2002. Apco's per thousand cubic feet natural gas sale price averaged $1.06 during 2005, compared to $0.75 in 2004, and $0.46 in 2003. We expect the evolving integration of gas markets in the southern cone of South America to raise prices in the coming years.

Product Volumes

Driven by continued success in the development drilling campaign in our core asset, the Entre Lomas concession, 2005 oil sales volumes net to the Company's consolidated and equity interests totaled 2.184 million barrels, an increase of ten percent compared to 2004 volumes of 1.981 million barrels. Approximately 80 percent of the increase was due to drilling in Entre Lomas as mentioned, and the remaining 20 percent of the increase was driven by volumes contributed by the new TDF Concessions.

Gas sales volumes net to the Company's consolidated and equity interests totaled 6.3 billion cubic feet ("bcf") for 2005, an increase of 31 percent compared to 4.9 bcf during 2004. Approximately 47 percent of the increase was due to a new Entre Lomas gas well drilled and placed on production in the second quarter of 2005, as gas well economics have improved due to high demand for gas produced in the Neuquén basin and improved sales prices as mentioned above. The remaining 53 percent of the increase was also due to volumes contributed by the new TDF Concessions. LPG sales volumes increased 17 percent to 19.3 thousand tons, compared to 16.4 thousand tons during 2004, also driven by contributions from Entre Lomas and the TDF Concessions.

Our Portfolio of Producing Assets

In the Entre Lomas concession, the joint venture partners stepped up the pace of development drilling in 2005, drilling 37 gross wells, compared to 26 wells in 2004. Over the years we have been able to sustain success rates approaching 100 percent from our Entre Lomas development drilling program and there currently exists a multi year inventory of undrilled development locations. A similar level of activity is planned for 2006, including another gas well and two exploration wells. The 2006 spending program also includes conversions of wells to injection, production facility investments, recompletion of wells to existing behind pipe pay, continuation of the ongoing polymer injection program, and a well workover program.

The continued gas and power supply shortages in Argentina have sustained the demand for Acambuco gas production. Capital expenditures commenced in 2005 on the construction of the pipeline to transport Macueta field gas production to market. The pipeline was approximately 80% complete at the end of 2005, and will be completed in time for gas and condensate sales to start by the end of July 2006. In addition, investments have been made in 2006 to modify the concession's gas treatment plant to allow Macueta gas to be delivered to market, the Macueta 1001bis well has been completed and will commence production by the end of July 2006, and drilling has commenced in 2006 on the third well in the Macueta field.

As described previously, after acquiring the TDF Concessions in February 2005, the Company and its partners completed a seismic survey campaign and began the current 16 well drilling program in November. During 2005, production volumes remained close to levels that existed on the date of acquisition. We believe our new concessions contain attractive development potential in existing producing fields and additional exploration potential. The current investment program is focused on developing existing producing fields, determining the extent of the area they cover, and increasing gas and condensate reserves. In the future, we anticipate that 3D seismic information will be acquired over the Angostura concession that is the least explored and developed of the three Tierra del Fuego concessions.

Although results from the Cañadón Ramirez well reactivation program of 2004 and drilling of two wells at the end of 2005 have so far been disappointing, we intend to continue our evaluation through further drilling of additional wells during 2006.

Proved Reserves

Our portfolio of assets provides a solid base of reserves from which we can grow our Company. As of December 31, 2005, total proved reserves net to all of the Company's interests were estimated to be 23.1 million barrels of oil, condensate and LPG, and 80.8 billion cubic feet of gas.

Argentina's Economic and Political Environment

Argentina's economy continues to grow above forecasts, with 2005 representing the third consecutive year of growth. The sustainability of this growth is uncertain as utility prices remain frozen, sectoral bottlenecks are emerging, and the rate of inflation is increasing. On the fiscal side, Argentina completed a sovereign debt swap in early 2005 reducing its fiscal debt, and in January 2006 paid off its remaining $10 billion debt with the International Monetary Fund. Both of these events strengthened the mandate of President Kirchner, whose high approval ratings were confirmed by electoral success in the mid-term legislative elections of October 2005. Nevertheless, challenges remain as government spending remains robust ahead of presidential elections in 2007, fueling inflationary pressures on what continues to be a delicate economic environment.

Future – The Continued Search for Growth Opportunities

As previously mentioned, management was able to execute its objective to grow the Company in a disciplined manner by acquiring the TDF Concessions in early 2005. The E&P industry in Argentina has already experienced an increased level of mergers and acquisitions thus far in 2006, and we believe that further opportunities exist. Management will continue to pursue and carefully evaluate those opportunities with discipline to its proven standard for acquisitions.

Apco ended the year with $34.8 million in cash equivalents and short term investments. The Company's major initiatives for 2006 will be the continuation of development drilling in Entre Lomas, development and first production of the Macueta gas field in Acambuco and completion of the multi-well drilling campaign in Tierra del Fuego and expansion of production facilities to handle the resulting increases in product volumes.

With the combination of excellent liquidity, no indebtedness, other than trade payables, accrued and other liabilities associated with the Company's ongoing operations, and a strong oil and gas reserve base, your company is today stronger than ever. Management will continue its efforts to deploy the company's financial resources in order to maximize the value of its existing asset portfolio and seek to invest in exploration and reserve acquisition opportunities both in and outside Argentina. Our core assets continue to provide strong cash flow, and the Company is positioned for continued growth always with the objective of generating sustained levels of income and cash flow for our shareholders.

As we continue through 2006 and look beyond, we expect global energy demand to remain strong, maintaining the higher level of oil prices that have been realized during the last couple of years. We must caution that there can be no assurance that oil prices will remain at these levels. The price of this commodity has always proven to be volatile and unpredictable due to geopolitical concerns, weather-related disasters and concerns about supply and infrastructure limitations. In addition, current oil price levels have resulted in greater levels of investment that have led to increased costs caused by strong demand for limited supplies of personnel and materials. It should be noted that continued long term growth in Argentina is dependent on the company and its partners obtaining concession extensions starting in 2016 as described in the section "Risk Factors" on page 14 of the Form 10-K included in this report.

As Argentina continues to stabilize after the political and economic crisis of 2001 and early 2002, challenges remain and continue to arise. The dedication and efforts of our management team and employees continues to meet those challenges. Those efforts were an integral part of 2005's record-setting achievements. We thank them for their performance and outstanding efforts throughout the year as activity levels grew through more aggressive drilling and our successful acquisition efforts. As we progress through 2006, we expect it to be another excellent year for Apco and its shareholders.

Sincerely,

Ralph A. Hill
Chairman and Chief Executive Officer

Thomas Bueno
President and Chief Operating Officer

Forward-Looking Statements

Certain matters discussed in this report, except historical information, include forward-looking statements. Although the company believes such statements are based on reasonable assumptions, no assurance can be given that every objective will be achieved. For more detail, see page 16 of the annual report on Form 10-K in the back of this report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 0-8933

APCO ARGENTINA INC.
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands (State or other jurisdiction of Incorporation or organization)	EIN 98-0199453
One Williams Center, Mail Drop 26-4 Tulsa, Oklahoma (Address of principal executive offices)	74172 (Zip Code)

Registrant's Telephone Number, including area code: (918) 573-2164

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares $.01 Par Value (Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act
Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates on June 30, 2005, the last business day of the registrant's most recently completed second fiscal quarter, was $83,787,760. This value was computed by reference to the closing price of the registrant's stock of $36.67. Since the shares of the registrant's stock trade sporadically in the NASDAQ Capital Market, the bid and asked prices and the aggregate market value of shares held by non-affiliates based thereon may not necessarily be representative of the actual market value. Please read Item 5 for more information.

As of March 3, 2006, there were 7,360,310 shares of the registrant's ordinary shares outstanding.

Documents Incorporated By Reference

List hereunder the following documents if incorporated by reference and the part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated:

None

DEFINITIONS

The Company uses the following oil and gas measurements and abbreviations in this report:

Bbls - means one barrel

Bcf - means one billion cubic feet

LPG - means liquefied petroleum gas, more specifically in this report the Company produces propane and butane at its LPG plant

Mbbls- means one thousand barrels

Mbbls/day - means one thousand barrels per day

Mmbbls - means one millions barrels

Mcf- means one thousand cubic feet

Mcf/d - means one thousand cubic feet per day

Mmcf- means one million cubic feet

MMcf/d - means one million cubic feet per day

3D - means three dimensional seismic imaging of the sub surface

WTI - as used in this report, means West Texas Intermediate crude oil, a type of crude oil used as a reference for prices of crude oil sold in Argentina

PART I

ITEM I. BUSINESS

(a) General Development of Business

Apco Argentina Inc. ("the Company") is a Cayman Islands corporation which was organized April 6, 1979 as a successor to Apco Argentina Inc., a Delaware corporation organized July 1, 1970. The business of the Company is oil and gas exploration and production in Argentina. Exploration and production will hereinafter be referred to as "E&P". The Company's principal asset is its 52.79 percent interest in a joint venture engaged in E&P activities in the Entre Lomas concession located in the provinces of Rio Negro and Neuquén in southwest Argentina. The Company also owns a 1.5 percent interest in a joint venture engaged in E&P activities in the Acambuco concession located in the province of Salta in northwest Argentina, a 81.82 percent interest in a third joint venture engaged in E&P activities in the Cañadón Ramirez concession located in the province of Chubut in southern Argentina, a 25.72 percent interest in a fourth joint venture engaged in E&P activities in the three concessions described in the following paragraph, and a 50 percent interest in the Yacimiento Norte 1/B Block, an exploration permit (the "Capricorn Permit"), also located in the province of Salta.

On February 10, 2005, the Company paid $6.6 million to acquire 79,752 shares of Rio Cullen – Las Violetas S.A., an Argentine corporation ("RCLV"), that owned participation interests of 46.5 percent each in the CA-12 "Rio Cullen", CA-13 "Las Violetas", and CA-14 "Angostura" hydrocarbon exploitation concessions on the island of Tierra del Fuego, located at the southernmost tip of Argentina. Hereinafter, these three concessions will be referred to either by their individual names or, collectively, as the "TDF Concessions." The shares of RCLV purchased by the Company represented 55.44 percent of the total outstanding shares. The result of the purchase was that the Company acquired 25.78 percent effective participation interests in each of the above named concessions. The interest was subsequently reduced to 25.72 percent as described in Note 7 of Notes to Consolidated Financial Statements, "Related Party Transactions" on page 41. In November 2005, the Company's stock interest in RCLV was converted to a stock interest in a newly formed wholly owned subsidiary incorporated in Argentina. The new company, Apco Austral S.A., now holds the 25.72 percent direct participation interests in the TDF Concessions.

During 2005, the Company generated net income of $29.8 million compared with $15.5 million and $12.4 million during 2004 and 2003, respectively. This represents the highest annual income ever generated by the Company. The Company's record income during 2005 was due to increased oil prices and production in the current favorable oil price environment.

Government Regulations

The Company's operations in Argentina are subject to various laws and regulations governing the oil and gas industry, assessment and collection of income taxes, value added taxes, and other taxes such as royalties and severance, labor laws, and provincial environmental protection regulations.

(b) Financial Information About Segments

None.

(c) Narrative Description of Business

ENTRE LOMAS

The Company participates in a joint venture with Petrolera Entre Lomas S.A. ("Petrolera") and Petrobras Energia S.A. ("Petrobras Energia"), formerly Pecom Energia S.A. ("Pecom Energia"). Both partners are Argentine companies. The purpose of the joint venture is the exploration and development of the Entre Lomas oil and gas concession in the provinces of Rio Negro and Neuquén in southwest Argentina. The Company's interest in the joint venture totals 52.79 percent, of which 23 percent is a direct participation and 29.79 percent is an indirect participation through the Company's 40.724 percent stock ownership in Petrolera, the operator of the joint venture. Petrolera owns a 73.15 percent direct interest in the joint venture.

Joint Venture Agreements

On April 1, 1968, Pecom Energia and Petrolera entered into a joint venture agreement with Apco Oil Corporation pursuant to which Petrolera became operator of the Entre Lomas area that had previously been awarded to Pecom Energia. On July 1, 1970, Apco Oil Corporation transferred its interest in the Entre Lomas area to the Company. Similar joint venture agreements among the Company, Pecom Energia and Petrolera for the development of natural gas and extraction of propane and butane from the Entre Lomas area were entered into February 29, 1972, and March 23, 1977, respectively.

Deregulation

On November 8, 1989, the Argentine government issued decree 1212/89 describing steps necessary to deregulate hydrocarbon production from existing production and development contracts, including Entre Lomas. Originally, the Entre Lomas area was governed by a production service contract. The decree directed YPF, then the national oil company of Argentina, to negotiate with producers to convert such contracts to concessions.

Complete deregulation of the Entre Lomas area was implemented by an agreement with the Argentine government that went into effect January 22, 1991, and amended in February 1994. Pursuant to the agreement, Entre Lomas was converted to a concession giving the joint venture partners ownership of hydrocarbons at the moment they are produced through the wellhead. Under this agreement, the concession holders, or joint venture partners, have the right to freely sell produced hydrocarbons in internal or external markets, and have authority over operation of the concession including future exploration and development plans. The partners, throughout the term of the concession, are subject to provincial royalties (which are, in substance, production taxes), turnover taxes, and federal income taxes. These rates of royalties and taxes are fixed by law, are the same for all oil and gas production concessions in Argentina, and are currently 12 percent, 2 percent, and 35 percent, respectively. The Entre Lomas concession has a term of 25 years that currently runs to the year 2016 with an option to extend the concession for an additional ten-year period with the consent of the government.

Oil Markets

Oil produced in the Entre Lomas concession is sold to Argentine refiners or exported to Brazil and other countries in the southern cone of Latin America. Entre Lomas production is transported to Puerto Rosales, a major industrial port in southern Buenos Aires Province through the Oleoductos del Valle S.A. ("Oldelval") pipeline system.

A free market for crude oil produced in Argentina has developed since deregulation of Argentina's energy industry in 1991. Since this market emerged, the per barrel price for Argentine crude oil has been based on the spot market price of West Texas Intermediate crude oil ("WTI") less a discount to provide for differences in gravity and quality.

During 2005, per barrel discounts for the sale of oil produced in the Entre Lomas concession averaged $0.53. Discounts for the sale of oil produced in the other concessions in which the Company has an interest or for any Argentine oil sold in export markets are generally higher.

As the price of crude oil increased to record levels during 2004, politically driven mechanisms for determining the sale price of oil produced and sold in Argentina changed significantly. Today, WTI continues to be the reference price for oil sold in the country, and the aforementioned gravity and quality discounts still apply. However, additional reduction factors have been gradually incorporated into pricing formulas that now act to reduce considerably the sale price net back to Argentine producers such that net back reductions escalate to higher and higher levels as WTI increases. Please read "Oil Prices" and "Commodity Price Risk" on pages 19 and 27, respectively, for additional discussion of the net back reduction.

The entire Argentine domestic refining market is small. There are five active refiners that constitute 99 percent of the total market. As a result, the Company's oil sales have historically depended on a relatively small group of customers. The largest of these five companies refines only its own crude oil production, while the smallest of the five operates only in the northwest basin of Argentina. That leaves only three domestic refiners to which the Company can sell its Entre Lomas production. Decisions to sell to these customers are based on advantages presented by the commercial terms negotiated with each customer. During 2005, the Company sold all of its Entre Lomas oil production, that constitutes more than 95 percent of its total oil production, to a refinery owned by Petrobras Energia. The Company has benefited from competitive pricing with net backs obtained being greater than those currently received for export sales. Refer to Note 6, of Notes to Consolidated Financial Statements, for a description of the Company's major customers over the last three years.

Gas Markets

The Neuquén basin, in which the Entre Lomas concession is located, is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, the industrial regions of Bahia Blanca and Rosario and by export pipelines to Chile. Entre Lomas is well situated in the basin with two major pipelines in close proximity.

Since deregulation of Argentina's gas industry in 1994, the joint venture partners have consistently found markets for Entre Lomas gas, including selling in the spot market. Argentina has a very well developed natural gas market because gas consumption represents approximately 50 percent of the country's total energy consumption.

Refer to the section "Liquidity and Capital Resources" on page 19 for a description of the impact of economic reforms implemented in 2002 on natural gas prices in Argentina.

Seasonality

Of the products sold by the Company, only natural gas is subject to seasonal demand. Demand for natural gas in Argentina is reduced during the warmer months of October through April, with generally lower natural gas prices during this off-peak period. During 2005, natural gas sales represented 8 percent of the Company's total operating revenues compared with 6 and 4 percent during 2004 and 2003, respectively. Consequently, the fluctuation in natural gas sales between summer and winter is not significant for the Company.

Petrolera

Petrolera was established for the express purpose of carrying out production and development operations in the Entre Lomas area. Investment decisions and strategy for development of the concession are agreed upon by the joint venture partners and implemented by Petrolera. Petrolera has a board of 11 directors, five of whom are nominees of the Company and six of whom are nominees of Petrobras and its affiliates. Petrolera's operating and financial managers and field personnel are employed exclusively by Petrolera. The Company understands that Petrolera's sole business at present is its role as operator and owner of a 73.15 percent interest in the Entre Lomas concession.

The Company's branch office in Buenos Aires obtains operational and financial data from Petrolera that is used to monitor joint venture operations. The branch provides technical assistance to Petrolera and makes recommendations regarding field development and reservoir management.

Description of the Concession

The Entre Lomas concession is located about 950 miles southwest of the city of Buenos Aires on the eastern slopes of the Andes Mountains. It straddles the provinces of Rio Negro and Neuquén approximately 60 miles north of the city of Neuquén. The concession covers a surface area of approximately 183,000 acres and produces oil and gas primarily from the Charco Bayo/Piedras Blancas field ("CB/PB"). Three smaller fields, the Entre Lomas, Lomas de Ocampo and El Caracol fields, located to the northwest of the CB/PB field also produce oil and gas. A fifth field, Borde Mocho, located southwest of the CB/PB field also produces oil and gas.

The most productive producing formation in the concession is the Tordillo. In the CB/PB field the Tordillo has generated over 80 percent of all oil produced in Entre Lomas. The Tordillo also produces associated gas that is both sold and consumed for field operations. The joint venture extracts propane and butane from this gas in its gas processing plant located in the concession. The Tordillo is also the principal producing formation in the Borde Mocho field. Other important formations are the Quintuco, that produces oil and gas from several wells in the CB/PB field and oil in the Entre Lomas, Lomas de Ocampo, El Caracol, and Borde Mocho fields, and the Petrolifera formation that produces gas in the Entre Lomas and Lomas de Ocampo gas fields and some oil in the CB/PB field. Since inception 577 wells have been drilled in the concession, of which at year end, 353 are producing oil wells, 23 are producing gas wells, 139 are active water injection wells, 11 are water producing wells, and 51 wells are either inactive or abandoned.

The CB/PB, El Caracol, and Entre Lomas oil fields are secondary recovery projects whereby water is injected into a producing reservoir in order to restore pressure and increase the ultimate volume of hydrocarbons to be recovered. Injection of water into the Tordillo reservoir has been introduced in the CB/PB field in phases since 1975. Water injection commenced in the El Caracol field in 1989 and in the Entre Lomas field in 1998.

Charco Bayo/Piedras Blancas Field

The CB/PB field produces oil and associated gas principally from the Tordillo formation with some minor production from the Quintuco and Petrolifera formations. Production in the CB/PB field commenced in 1968, with a large part of this complex developed before 1974. Additional development drilling has continued through the present. At year's end, there were 264 wells producing oil in this field. Secondary recovery was introduced with a successful pilot project in 1975 and has slowly been expanded to include 107 injection wells. The CB/PB field is best described as a mature oil field with remaining development potential. Development of this field has historically been gradual due to the sporadic nature of past major investment programs which, until the Entre Lomas area was converted to a concession, occurred as a result of major renegotiations of the original contract. Since 1991, when Entre Lomas became a concession, drilling activity has been continuous with the number of wells drilled changing both as a consequence of drilling results and fluctuations in the price of oil.

The field's ultimate development will likely result from a combination of expansion of secondary recovery throughout the entire producing field, infill drilling, continued step out drilling, and recompletion of existing wells with behind pipe reserves. The results of these programs may be enhanced and higher percentage recoveries achieved by improving the efficiency of water injection through various means including modifying existing patterns of water injection, placing idle wells back on production, and the use of polymer injection, which during the last several years has been introduced throughout the field with beneficial results.

Due to the gradual development of this field, recoveries normally attributed to waterfloods after 20 to 30 years, have not been achieved and it is currently estimated that this field has a remaining productive life in excess of 20 years, or well beyond 2016, the year the existing term of the concession ends. The Company believes that the limits of this field have not yet been defined in all directions. As a result, there remain undrilled step out locations in the flanks of the structure and infill locations which should be drilled in order to produce from areas of the field not currently drained by existing wells. The level of development drilling activity in the CB/PB field will, of course, be dependent on an oil price level that provides adequate returns for the joint venture partners. During 2005, 27 additional wells were drilled of which 22 were completed as producers and five commenced drilling and were in progress at the end of the year. All of the wells in progress at year end were subsequently completed and put on production in January 2006.

In the CB/PB field, the Quintuco formation is mainly gas productive and produces from a few gas wells interspersed among the many Tordillo oil wells located on this structure. Quintuco gas reserves in this field are considered to be fully developed.

El Caracol Field

The El Caracol field is located in the northwestern most part of the concession. This field produces oil from the Quintuco formation. At December 31, 2005, there were 23 wells producing oil in this field. Limited additional development drilling potential may still exist. Secondary recovery commenced in this field in 1989 with favorable results. Ten injection wells are active in this field. During 2005, one development well was drilled and completed as an oil producer.

Entre Lomas Field

The Entre Lomas structure is located in the central part of the concession to the northwest of the CB/PB field. At the depth of the producing formations, this anticline is cut by a fault near its crest. An oil field exists on the southwest or upthrown side of this fault and a gas field exists on the northeast or downthrown side.

Entre Lomas Oil Reservoirs

The Entre Lomas oil field is productive from the Quintuco formation, with some minor production from the Tordillo formation. Secondary recovery commenced in this field in 1998 with favorable results. The field now includes 34 producing wells and 22 water injection wells. It is believed that the downdip limits of this field are well defined. During 2005, one development well was drilled and completed as an oil producer.

Entre Lomas Gas Reservoirs

Deregulation of Argentina's gas industry in 1994 fueled considerable interest in gas development throughout the country. Starting in 1994, the Entre Lomas partners commenced development of a gas field that is productive from the Petrolifera formation. As of year end, there are ten producing wells in this field. Although the main body of the field now appears to have been defined, additional expansion possibilities exist to the northwest. In 2005, one development well was drilled and completed in the Petrolifera formation as a gas producer.

Lomas de Ocampo Field

In 1997, the Lomas de Ocampo 4 well, drilled to the northwest of the Entre Lomas gas field, was found to be productive in both the Petrolifera and Quintuco formations. Based on interpretation of seismic data, the partners identified a separate structure that extends toward the northwest. Development drilling has since continued in this direction and the partners have drilled 18 additional wells, some of which are capable of both Petrolifera gas production and Quintuco oil production. Others only produce oil from the Quintuco formation. Four field extension wells were drilled in 2005. Of the four wells drilled, all were completed and put on production. Additional development drilling to the west and northwest is planned for 2006.

Borde Mocho Field

The Borde Mocho field is the smallest field in the concession. It is located southwest of the CB/PB field near the concession's southern boundary. To date 11 wells have been drilled and all are producing oil. The discovery well was drilled in 1996. All wells produce from the Tordillo, the main producing formation, and 4 wells are also productive from the Quintuco formation. It is believed that the limits of this field have been identified to the southeast but that additional limited drilling potential may still exist to the northwest. In 2005, one in fill well was drilled and completed as an oil producer. The result of this well was better than expected with, to date, minimal interference observed in the production of adjacent wells. Additional in fill drilling is planned for 2006.

Exploration

Since 1993, the Entre Lomas partners have conducted three campaigns to gather three dimensional ("3D") seismic information. The most recent survey was completed in late 2003 during which the partners acquired 373 square kilometers of 3D seismic information over the southern portions of the concession. As a result, with the exception of a thin strip of the concession to the northeast of the Entre Lomas structure, the joint venture has 3D seismic images covering the principal producing fields and all of the surrounding acreage believed to be of most interest. The seismic surveys have multiple objectives the first of which is finding lower risk exploration opportunities that target formations known to be productive from structural closures and/or fault traps that exist away from the principal producing field areas. Other objectives are to evaluate for high risk deep exploration potential in sedimentary sequences that exist between the base of the Petrolifera formation and the basement, and utilize 3D seismic images in ways that may help exploit the existing producing fields.

In 2001, the joint venture partners drilled a deep exploration well in the area of the El Caracol oil field. The principal objective of this well was to investigate the Precuyano formation in the location of an interesting deep structure identified by 3D seismic images. Secondary objectives included investigation of known producing formations in the concession, including the Quintuco, Tordillo, and Petrolifera. The well was drilled to a depth of 11,290 feet. Exploration of the Precuyano in the Neuquén basin has been limited to date. The well found gas in the Precuyano formation, but poor reservoir quality prevented production at commercial rates. As a result, the well was completed in the Quintuco formation and is now on production as part of the El Caracol field. In 2005, the joint venture partners drilled a second deep exploration well just north of the Piedras Blancas field. The principal objective of this well was also to investigate the Precuyano formation and, in addition, the lower Petrolifera formation in a location of an attractive deep structure identified by 3D seismic images. Secondary objectives included investigation of known producing formations in the concession, including the Quintuco, Tordillo, and upper Petrolifera. The well was drilled to a depth of 9,547 feet and found only water in the Precuyano and lower Petrolifera formations. As a result, the well was completed as a producer in the Tordillo formation. Drilling deep wells to unexplored sedimentary horizons is risky and has a low probability of success.

Interpretation of 3D seismic information acquired in 2003 was completed in 2004 and resulted in the identification of several drilling locations both near to and distant from existing production. Although work continues on the evaluation of exploration potential to objectives below the Petrolifera formation, the primary focus to date has been the identification of lower risk drilling targets to formations known to be productive in the concession in structural closures and/or fault traps that have been identified close to the principal producing fields.

In late 2004, two locations were drilled short distances from the main field areas. The first well, the CB a-247, located near Charco Bayo to the southeast close to the border of the adjacent concession was found to be productive from both the Quintuco and Tordillo formations. The well was put on production in February 2005. The structure on which this well was drilled is of limited size. The second well drilled, the Entre Lomas a-57, was drilled southeast of the Entre Lomas field. This well was found to be productive from the Quintuco formation and was put on production in March 2005. To date, cumulative production from this well has been lower than anticipated.

In 2005, two additional locations were drilled outside of the main field areas. The first well, the PB a-123, located just south of Piedras Blancas structure was found to be productive from the Tordillo and Petrolifera formations. The well was put on production in August 2005. The structure on which this well was drilled is of limited size. The second well drilled, the Borde Mocho 13, is located approximately three kilometers north of the Borde Mocho field and was found to be productive from the Quintuco and Petrolifera formations. This well was put on production in December 2005. The structure on which this well was drilled is also of limited size.

Since 2003, on the basis of interpretation of 3D seismic, four lower risk wells have been drilled on structural closures or fault traps away from the principal producing fields. Although all have been completed and put on production, the structures on which these wells have been drilled are limited in size and do not present development opportunities of more than a few wells. The joint venture partners plan to continue investigating drilling opportunities of this type in the near future.

Los Alamos

The Entre Lomas partners identified the Los Alamos area as a target for lower risk exploration through interpretation of 3D seismic images. In the 1970's, the Los Alamos #1 well was drilled and found the Tordillo formation to be oil productive and with excellent reservoir characteristics. However, after a short production life the well was shut in due to a rapid increase in water production. Seismic images identified the potential for up dip stratigraphic trapping in the direction of the Piedras Blancas field. As a result, the Los Alamos #2 well was drilled, completed and placed on production in 2003. It was still on production at the end of 2005. Additional studies are required here before drilling another well.

Environment and Occupational Health

The Argentine Department of Energy and the government of the provinces in which oil and gas producing concessions are located have environmental control policies and regulations that must be adhered to when conducting oil and gas exploration and exploitation activities. In response to these requirements, Petrolera implemented and maintains an Environmental Management System in the Entre Lomas concession needed to comply with ISO 14001: 1996 environmental standards, and OHSAS 18001: 1999 occupational health standards. Independent party audits are conducted annually to assure that the Entre Lomas certifications remain in full force. These standards surpass those required by the local governing authorities.

ACAMBUCO

The Company owns a 1.5 percent participation interest in the Acambuco joint venture, an oil and gas exploration and development concession located in Northwest Argentina, in the province of Salta, on the border with Bolivia. The Acambuco concession covers an area of 294,000 acres.

Description of the Concession

The Company has been a participant in the Acambuco area since 1981. The principal objective in Acambuco is the Huamampampa formation, a deep fractured quartzite that has sizable gas exploration and development potential. In Acambuco, Huamampampa is found at depths in excess of 14,000 feet. The Ramos and Aguarague concessions, immediately to the south and east of Acambuco, have major gas fields with significant gas production and reserves from Huamampampa. In 1994, the joint venture partners discovered the San Pedrito gas field whose principal reserves exist in the Huamampampa formation with additional reserves in the Icla and Santa Rosa formations both of which underlie Huamampampa.

The Acambuco joint venture currently consists of Pan American Energy Investments L.L.C. ("PAE"), an affiliate of British Petroleum PLC that owns 52 percent, Oil & Gas Development Ltd., an affiliate of Shell C.A.P.S.A. and YPF S.A. which each hold 22.5 percent interests, and Northwest Argentina Corporation and the Company which each hold interests of 1.5 percent. Northwest Argentina Corporation is a subsidiary of The Williams Companies, Inc.

San Pedrito Field

The first well to produce in the San Pedrito field was drilled in 1996 to a depth of 14,500 feet and discovered gas in the Huamampampa formation. For this initial well, the Company exercised its non-consent option and will participate in future revenues from this well after its partners recover their costs plus the contractual penalty related solely to this well. Since the discovery, three development wells have been drilled and completed as producers. The Company participated in all three development wells.

Macueta Field

In 2000, the joint venture partners drilled the Macueta x-1001 (bis) well on the Macueta structure located just south of the Bolivian border and next to the San Alberto field in Bolivia. This well reached a total depth of 17,500 feet, investigating both the Huamampampa and Icla formations. In 2001, due to lower than expected production test results, the joint venture partners decided to drill a horizontal extension into the crest of the structure. After reaching its objective, the well tested 36 million cubic feet per day of natural gas and 730 barrels per day of condensate. Subsequently the joint venture shot 3D seismic images over the Macueta structure.

In January 2001, the joint venture re-entered the Macueta x-1002, drilled in the early 1980's with the purpose of sidetracking this well to a more favorable structural position in the Huamampampa formation. The well experienced mechanical problems during drilling and was unable to reach the intended target. Production test volumes from the horizontal extension were disappointing. The Macueta structure in Acambuco is believed to be the southern extension of the San Alberto structure where a significant gas field estimated to contain several trillion cubic feet of natural gas is producing on the opposite side of the Bolivian border.

In order to produce and sell gas from the Macueta field, investments for the construction of a gas pipeline and modifications to the concession's gas treatment plant are required. These investments commenced in 2005 and are expected to be completed in 2006, after which the Macueta x-1001 (bis) well will be completed with first production expected to occur by mid 2006. Drilling of the third Macueta well will commence in 2006. It is expected to reach total depth in 2007.

Other

Acambuco is situated in an overthrust belt where drilling can be difficult and costly not only because of the depths of the primary objectives, but also from the risk of mechanical problems during drilling. Wells drilled to date have required as much as one year to drill and the costs to drill and complete wells drilled to the Huamampampa formation have ranged from $30 to $50 million.

Acambuco Sales and Markets

Sales of both natural gas and condensate from the Acambuco joint venture commenced in March 2001. Acambuco gas and condensate are being sold under contracts negotiated by PAE primarily to domestic distribution companies and industrial customers in the northern part of Argentina.

TIERRA DEL FUEGO

Description of the Concession

The Company owns 25.72 percent participation interests in a joint venture engaged in E&P activities in the TDF Concessions identified on page 1 under "General Development of Business." The interests were acquired in 2005 and give the Company operations in a fourth Argentine producing sedimentary basin, the Austral basin. The Austral basin extends both onshore and offshore from the provinces of Santa Cruz to Tierra del Fuego. The principal producing formation is the Springhill sandstone. Several large offshore producing gas condensate fields with significant reserves are productive in the basin, two of which are in close proximity to the three TDF Concessions. The Rio Cullen, Las Violetas, and Angostura concessions cover surface areas of 72,128, 294,132 and 70,504 acres, respectively, totaling approximately 436,764 gross acres, or 112,598 acres net to the Company's interest. The TDF Concessions each have a term of 25 years that runs to 2016 with an option to extend the concessions for an additional ten year period with the consent of the government.

Operations in the TDF Concessions are exempt from Argentine federal income taxes pursuant to Argentine law and income generated in the concessions is not subject to Argentine federal taxes as long as the current exemption remains in effect. The federal tax exemption also extends to oil, gas, and LPG export taxes.

Markets

At this time, oil sold from the TDF Concessions is exported to Chile. The price received is based on the sale price of WTI less a per barrel quality and gravity discount that recently has averaged just under $5. Natural gas production from the TDF Concessions is sold under contract and primarily supplies industrial and residential markets in the island of Tierra del Fuego. When purchased, the TDF Concessions were equipped with internal gathering lines, pipeline, gas treatment plant, and the San Luis LPG plant located in the Las Violetas concession that produces propane and butane that is exported and sold domestically under contract.

Seismic, Drilling Program and Production Facilities

Almost immediately after the acquisition of the TDF Concessions, the joint venture partners commenced a program to acquire 360 square kilometers of 3D seismic information that covered three separate blocks over five producing fields. Four of these fields are located in the Las Violetas concession and one is located in the Rio Cullen concession. Interpretation of this information was completed by the end of the year. No 3D seismic data has as yet been acquired over any part of the Angostura concession. Originally, the joint venture partners approved the drilling of four wells to the Springhill formation. After some difficulty securing the services of a drilling contractor due to unavailability of rigs, the first well commenced drilling before the end of 2005. The approximate depth of these wells ranges from 6,000 to 8,000 feet at an estimated cost to drill and complete of $1.1 million. Given the encouraging results of wells drilled to date as described in the following paragraphs, the joint venture partners subsequently agreed to drill a total of 16 wells through August 2006.

The first four wells drilled were step out wells in the Los Patos, Los Flamencos and Las Violetas fields all in the Las Violetas concession. The Los Patos 1002 commenced drilling in November 2005. It encountered development of the Springhill formation with favorable reservoir characteristics to the northwest of existing field production. Upon completion, the well tested gross daily rates of 15.8 mmcf of gas and 238 bbls per day of condensate through a 16 mm choke. These results were subsequently confirmed by extended production tests performed through various chokes. Reservoir pressure encountered in this well was higher than those of other wells producing in the Los Patos field but lower than original pressure and therefore it is believed this well is an apparent northwest extension of the reservoir currently on production. However, test volumes produced were several times greater than production volumes from other wells in this field, a result that must be evaluated over time after observing the wells future production performance.

The Los Flamencos 1001 commenced drilling in December 2005. The well encountered development of the Springhill formation with favorable reservoir characteristics to the northwest of existing field production. Upon completion, the well tested gross daily rates of 11.2 mmcf of gas and 206 bbls per day of condensate through a 12 mm choke. These results were subsequently confirmed by extended production tests performed through various chokes. Although the Los Famencos field is currently on production, original reservoir pressure was encountered in this well. In addition, test volumes produced in this well were also several times greater than production volumes from other wells in this field. The outcome of this well must be evaluated over time after observing the wells future production performance.

The Las Violetas 104 well also commenced drilling in December 2005. This well also encountered development of the Springhill formation with favorable reservoir characteristics to the north of existing field production. Upon completion, the well tested gross daily rates of 2.8 mmcf and 29 bbls of condensate through an 18 mm choke. This well will be put on production in as soon as possible.

The Los Patos 1003 well was drilled in January 2006 northwest of the Los Patos 1002 well and confirms the extension further to the northwest of reservoir quality Springhill formation. The well found Springhill formation with favorable reservoir characteristics and productive potential. This well was tested briefly during completion and flowed 15.7 mmcf per day and 265 bbls per day of condensate flowing through an 18 mm choke. Reservoir pressure in this well were similar to those found in the Los Patos 1002 well.

The Las Violetas 107 well was drilled in February 2006. The well found development of the Springhill formation south of existing field production. Completion operations have recently commenced.

In late February 2006, the TDF Concession partners commenced drilling the Los Patos 1004 well in a position targeting a downdip extension of the existing reservoir toward the south of the new Los Patos wells. The well has reached total depth. Evaluation of well logs indicates the well may not be productive.

Gas produced from all of the above wells have varying contents of propane and butane that can be extracted and sold to local and export markets.

From the date of acquisition through the end of 2005, gross daily gas, oil, and LPG production volumes from the TDF Concessions have averaged 13.8 mmcf, 495 bbls, and 178 bbls, respectively. A portion of gas produced is consumed in field operations and in the production of LPG. Preliminary results from the recently drilled wells compares very favorably with production volumes from wells already on production during 2005. Furthermore the current capacity of production facilities in the Las Violetas concession is limited to 14 mmcf per day. Therefore, as described previously, of the new wells drilled, only the Las Violetas 104 well was able to be put on production until planned investments are completed to increase treating, compression and processing capacity in the Las Violetas concession.

Investments for gas compression are already underway that will increase capacity of the Rio Chico gas treatment plant and the San Luis gas processing plant. The estimated cost of this investment is $4.5 million or $1.2 million net to the Company. Once completed, these investments will increase total gas deliverability in the Las Violetas concession to 21 mmcf per day. Currently, gas production from the northernmost Rio Cullen concession, approximating 1.75 mmcf per day, is sold to customers on continental Argentina. If drilling results in the Rio Cullen concession are successful, this volume can be increased without significant cost over the foreseeable future. Rio Cullen gas is currently delivered to the Canadon Piedras plant operated by Pan American Energy. Today, the Angostura concession produces a small volume of oil with some associated gas.

It is expected that by mid 2006, the joint venture will increase gas production to levels that will enable the delivery and sale of 21 mmcf per day from the Las Violetas concession along with corresponding volumes of condensate and gas liquids.

Refer to the section "Tierra del Fuego" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 21 for a further discussion about production facilities in the TDF Concessions and for a discussion regarding the challenges of marketing increased gas production in Tierra del Fuego.

CAÑADÓN RAMIREZ

The Company owns 81.82 percent participation interest in the 92 thousand acre Cañadón Ramirez concession, located in southern Argentina, in the province of Chubut. Roch S.A., an Argentine Company, owns the remaining interest. This concession produces hydrocarbons from the Golfo San Jorge basin, the oldest oil-producing province in the country. The Cañadón Ramirez concession has a term of 25 years that runs to 2016 with an option to extend the concession for an additional ten year period with the consent of the government.

During 2003, the Company evaluated what investments would be required to properly investigate the potential of Cañadón Ramirez and concluded that funds should be allocated both to exploration and exploitation efforts, specifically toward the reactivation of existing wells and 3D seismic surveys to determine both the exploration and development potential of the Los Monos structure and the area extending to the southern boundary of the concession. A well reactivation program was completed during the second quarter of 2004. Of six workovers performed, two wells were completed and placed on production. By the end of 2005, only one of the two wells remained on production at a daily rate of 16 barrels. Also, during 2004, the joint venture partners completed the acquisition of 130 square kilometers of 3D seismic information. Interpretation of this seismic data identified several drilling prospects. Late in 2005, the Company drilled the LMN a-12 well on the Los Monos structure to a depth of 4,921 feet. The well was completed in the Bajo Barreales formation and put on production in January 2006 with an initial daily production rate of 14 barrels. In January 2006, the Company drilled the LMN a-13, also on the Los Monos structure to a depth of 4,823 feet. This well was found to be not productive. It is the Company's intention to continue investigation of the Cañadón Ramirez concession by drilling additional wells during 2006.

CAPRICORN

In April 2003, the Company entered into a farm-in agreement with Netherfield. The agreement entitled the Company to earn a 50 percent interest in an exploration permit granted over the Yacimiento Norte 1/B Block, commonly known as the Capricorn block. The Capricorn block has a surface area of 8,182.87 square kilometers, or approximately 2.1 million acres located in the province of Salta in northern Argentina. The agreement obligated the Company to acquire 40 square kilometers of 3D seismic images, thereby fulfilling Netherfield's work commitment for the first exploration period pursuant to the terms of an exploration permit granted to it. Prior to the farm-in, Netherfield owned a 100 percent interest in the exploration permit granted in 2001.The Company acquired and processed the seismic images thereby completing its commitment and earning a 50 percent working interest in the block. Interpretation of the seismic images resulted in the conclusion that the imaged area was not prospective. With the completion in 2003 of the Company's seismic commitment in Capricorn, Netherfield fulfilled its obligations for the permit's first exploration period that commenced in August 2003. There was no exploration activity in Capricorn in 2004. During 2005, the Company and its partner reviewed seismic lines over the southernmost portion of the block in an area near oil production in the adjacent concession. To date, no conclusions have been reached about the prospectivity of this acreage.

The block was originally scheduled to expire in August 2005, but the joint venture partners were able to obtain an extension of the exploration period term through December 31, 2005. The partners are currently in negotiations with the government regarding terms for entering the next exploration period and the acreage percentage that must be relinquished which percentage will be a minimum of 50 percent. Entering the next exploration period will require a commitment by the joint venture to drill an exploration well and conduct other exploration activities, which at this time are not budgeted for 2006.

EMPLOYEES

At March 1, 2006, the Company had eleven full-time employees.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

The Company is a Cayman Islands corporation with executive offices located in Tulsa, Oklahoma and a branch office located in Buenos Aires, Argentina. All of the Company's operations are located in Argentina.

The Company has no operating revenues in either the Cayman Islands or the United States. Because all of the Company's operations are located in Argentina, all of its products are sold either domestically in Argentina, or exported from Argentina to either Brazil or Chile. Refer to Note 6 of Notes to Consolidated Financial Statements for a description of sales during the last three years to customers that constitute greater than ten percent of total operating revenues.

With exception of cash and cash equivalents deposited in banks in the Cayman Islands, Bahamas, and the United States, almost all of which are located in the Cayman Islands, and furniture and equipment in its executive offices, all of the Company's assets are located in Argentina.

Risks associated with foreign operations are discussed elsewhere in this Item 1 and in Item 7A: "Quantitative and Qualitative Disclosures about Market Risk."

AVAILABLE INFORMATION

The Company files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other documents electronically with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("Exchange Act"). You may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain such reports from the SEC's Internet website at http://www.sec.gov.

The Company does not maintain an Internet website. However, the Company will provide electronic or paper copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, free of charge, upon reasonable request. Such requests should be directed to the Corporate Secretary, Apco Argentina Inc., 4700 One Williams Center, Tulsa, Oklahoma, 74172.

ITEM 1A. RISK FACTORS

The reader should carefully consider the following risk factors in addition to the other information in this annual report. If any of the following risks were actually to occur, the Company's business, results of operations, and financial condition could be materially adversely affected. In that case, the Company might not be able to pay dividends on its ordinary shares and the trading price of its ordinary shares could decline and shareholders could lose all or part of their investment.

Risks Inherent to the Company's Industry and Business

Estimating reserves and future net revenues involves uncertainties and potential negative revisions to reserve estimates, and oil and gas price declines may lead to impairment of oil and gas assets.

Estimates of the Company's proved reserves included in the unaudited supplemental oil and gas information in this report on Form 10-K are prepared in accordance with guidelines established by GAAP and by the United States Securities and Exchange Commission ("SEC"). The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions; and (iv) the judgment of the third party reserve engineer that prepares the estimate.

The Company's proved reserve information is based on estimates prepared by its independent reserve engineer. Estimates prepared by others may be higher or lower than the Company's estimates. Because these estimates depend on many assumptions, all of which may substantially differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

The present value of future net cash flows should not be assumed to be the current market value of the Company's estimated proved reserves. In accordance with SEC requirements, the Company based the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

The Company's estimates of proved reserves materially impact depreciation, depletion and amortization expense. If negative revisions in the estimated quantities the estimates of proved reserves were to occur, it would have the effect of increasing the rates of depreciation, depletion and amortization on the affected properties, which would decrease earnings or result in losses through higher decline, the rate at which the Company records depreciation, depletion, and amortization expense. The revisions may also be sufficient to trigger impairment losses on certain properties which would result in a further non-cash charge to earnings. Although unlikely, the revisions could also affect the evaluation of the Company's goodwill for impairment purposes increases, reducing net income. Such a decline may result from lower market prices, which may make it uneconomic to drill for and produce higher cost reserves. In addition, the decline in proved reserve estimates may impact the outcome of the Company's assessment of its oil and gas producing properties for impairment.

Historic performance of the Company's exploration and production program is no guarantee of future performance.

The success rate of the Company's exploration and drilling program in 2005 should not be considered a predictor of future performance. Performance of the Company's exploration and production activities is affected in part by factors beyond its control, such as:

- regulations and regulatory approvals;
- availability of capital for drilling projects which may be affected by other risk factors discussed in this report;
- cost-effective availability of drilling rigs and necessary equipment;
- availability of cost-effective transportation for products; and
- market risks discussed in this report.

The Company's drilling, production, gathering, processing, and transporting activities involve numerous risks that might result in accidents and other operating risks and costs.

The Company's operations are subject to all the risks and hazards typically associated with the development and exploration for, and the production and transportation of oil and gas. These operating risks include, but are not limited to:

- blowouts, cratering, and explosions;
- uncontrollable flows of oil, natural gas, or well fluids;
- fires;
- formations with abnormal pressures;
- pollution and other environmental risks; and
- natural disasters.

Costs of environmental liabilities and complying with existing and future environmental regulations could exceed the Company's current expectations.

The Company's operations are subject to environmental regulation pursuant to a variety of laws and regulations. Such laws and regulations impose, among other things, restrictions, liabilities, and obligations in connection with the generation, handling, use, storage, transportation, treatment, and disposal of hazardous substances and wastes, in connection with spills, releases, and emissions of various substances into the environment, and in connection with the operation, maintenance, abandonment, and reclamation of the Company's facilities.

Compliance with environmental legislation could require significant expenditures including for clean up costs and damages arising out of contaminated properties and for the possible failure to comply with environmental legislation and regulations that might result in the imposition of fines and penalties. In connection with certain acquisitions and divestitures, the Company could acquire, or be required to provide indemnification against, environmental liabilities that could expose it to material losses, which may not be covered by insurance. In addition, the steps the Company could be required to take to bring certain facilities into compliance could be prohibitively expensive, and the Company might be required to shut down, divest or alter the operation of those facilities, which might cause us to incur losses. Although the Company does not expect that the costs of complying with current environmental legislation will have a material adverse effect on its financial condition or results of operations, no assurance can be given that the costs of complying with environmental regulation in the future will not have such an effect.

The Company makes assumptions and develops expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, the Company's assumptions may change. The Company might not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if the Company fails to obtain and comply with them, the operation of its facilities could be prevented or become subject to additional costs, resulting in potentially material adverse consequences to its operations.

Because of the natural decline in production from existing wells, the Company's future success depends on its ability to obtain and successfully develop new reserves.

The production from the Company's existing wells will naturally decline over time, which could mean that the Company's cash flows associated with its wells could also decline over time. Maintaining the Company's current rate of production is dependent upon obtaining new oil and gas properties and successfully exploring, drilling, and producing products from the properties on economically feasible terms. Competition for oil and gas properties is high and exploring for and producing hydrocarbons from these properties is becoming increasingly expensive. Achieving growth is dependent upon the Company's finding or acquiring additional reserves, as well as successfully developing current reserves, and risks associated with drilling may cause drilling operations to be delayed or cancelled.

The Company has observed a reduction in the availability of drillings rigs in recent months.

The Company's ability to develop its reserves is dependent on its ability to contract drilling rigs. In recent months, the Company has observed a reduction in the availability of drilling rigs. If the Company is unable to contract for drilling rigs on reasonable prices and terms, its results and future growth could be adversely affected.

The Company's oil sales have historically depended on a relatively small group of customers. The lack of competition for buyers could result in unfavorable sales terms which, in turn, could adversely affect the Company's financial results.

The entire Argentine domestic refining market is small. There are five active refiners that constitute 99 percent of the total market. As a result, the Company's oil sales have historically depended on a relatively small group of customers. The largest of these five companies refines only its own crude oil production, while the smallest of the five operates only in the northwest basin of Argentina. That leaves only three domestic refiners to which the Company can sell its Entre Lomas production. During 2005, the Company sold all of its Entre Lomas oil production, that constitutes more than 95 percent of its total oil production, to a refinery owned by Petrobras Energia. The lack of competition in this market could result in unfavorable sales terms which, in turn, could adversely affect the Company's financial results.

The Company is not the operator of all its hydrocarbon interests. The reliance on others to operate these interests could adversely affect the Company's business and operating results.

The Company relies on Petrolera as the operator of the Entre Lomas concession, which comprised approximately 90 percent of the Company's total production in 2005. The Company also relies on Pan American Energy and Roch as the operators of the Acambuco concession and the TDF Concessions, respectively. As the non operating partner, the Company has limited ability to control operations or the associated costs of such operations. The success of those operations is therefore dependent on a number of factors outside the Company's control, including the competence and financial resources of the operators.

Changes in, and volatility of, supply, demand, and prices for crude oil, natural gas and other hydrocarbons has a significant impact on the Company's ability to generate earnings, fund capital requirements, and pay shareholder dividends

Historically, the markets for crude oil, natural gas, and other hydrocarbons have been volatile and they are likely to continue to be volatile. Wide fluctuations in prices might result from relatively minor changes in the supply of and demand for these commodities, market uncertainty, and other factors that are beyond the Company's control, including:

- worldwide and domestic supplies of and demand for electricity, natural gas, petroleum, and related commodities;
- exploration discoveries throughout the world;
- the level of development investment in the oil and gas industry;
- turmoil in the Middle East and other producing regions;
- terrorist attacks on production or transportation assets;
- weather conditions;

- the level of market demand;
- the price and availability of other types of fuels;
- the availability of pipeline capacity;
- the price and level of foreign imports;
- domestic and foreign governmental regulations and taxes;
- adherence by Organization of Petroleum Exporting Countries ("OPEC") member nations to production quotas, and future decisions by OPEC to either increase or decrease quotas
- Argentine governmental actions;
- the overall economic environment; and
- the credit of participants in the markets where products are bought and sold.

Although the level of oil prices achieved in 2005 has had a positive impact on the Company's net income and cash flow, given the past volatility of world oil prices, there is no assurance that oil prices will remain at these levels in 2006 and beyond.

Risks Associated with Operations in Argentina

The right of the Company to explore for, drill for, and produce hydrocarbons in Argentina are generally derived from participation in concessions granted by the Argentine government, which have a finite term, the expiration or termination of which could materially affect the Company's results.

The right of the Company to explore for, drill for, and produce hydrocarbons in Argentina is generally derived from participation in concessions granted by the government, which have a finite term, the expiration or termination of which could materially affect the Company's results. For example, the term of the Entre Lomas concession, which comprised approximately 90 percent of the Company's total production in 2005, currently runs to the year 2016. The term of a concession can be extended with the consent of the Argentine government. However, the government may withhold its consent at its sole discretion.

Argentina has a recent history of economic instability. Because the Company's operations are exclusively located in Argentina, its operations and financial results have been, and could be in the future, adversely affected by economic, market, currency, and political instability in the country as well as measures taken by the government in response to such instability.

Refer to the section "Argentine and Political Environment" on page 27 for a description of Argentina's economic crisis of 2002 and the governments reaction to that crisis. Reference is also made to the discussion under the caption "Requirements to Offer Products in Domestic Market" on page 23. Some of those actions had an adverse effect on the Company's results.

Argentina's economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may materially impact, among other items, (i) the realized prices the Company receives for the commodities it produces and sells as a result of new taxes; (ii) the timing of repatriations of cash to the Cayman Islands; (iii) the Company's asset valuations; and (iv) peso-denominated monetary assets and liabilities. Reference is made to Item 7A., "Quantitative and Qualitative Disclosures about Market Risk."

Strikes, work stoppages, and protests could increase the Company's operating costs, hinder operations, reduce cash flow, and delay growth projects.

Strikes, work stoppages, and protests could arise from the delicate political and economic situation in Argentina and these actions could increase the Company's operating costs, hinder operations, reduce cash flow, and delay growth projects.

Price reduction formulas in agreements to sell crude oil to refiners reduce considerably the increases in the sale price net back to the Company as the price of crude oil increases. Consequently, recent sharp increases in oil prices have benefited oil producers outside of Argentina more than the Company.

Since Argentina's economic crisis of 2002, the Argentine government has maintained that, in order to prevent excessive levels of inflation, it would do what it could to shield the Argentine consumer from rising fuel prices. Therefore, in order to maintain stability in Argentine gasoline and diesel prices and avoid inflationary pressures on the economy, the Argentine government, through the implementation of an oil export tax that has been raised on multiple occasions, has encouraged producers and refiners to take actions needed to alleviate the impact of higher crude oil prices on Argentina's economy. As a result, producers and refiners, including the Company and Petrolera, have enacted reduction factors in price formulas that reduce considerably the increase in the sale price net back to Argentine producers as the price of crude oil increases. Consequently, recent sharp increases in oil prices have benefited oil producers outside of Argentina more than the Company.

Risks Related to Regulations that Affect the Company's Business

The cost and outcome of legal and administrative claims and proceedings against the Company and its subsidiaries could adversely affect the Company's results and operations.

The Company is party to certain proceedings based upon alleged violation of foreign currency regulations as described in Note 13 of Notes to Consolidated Financial Statements. The process is in the very early stages and it is anticipated by the Company that this matter will remain open for some time. Under the pertinent foreign exchange regulations, the central bank of Argentina may impose significant fines on the Company. The result of an adverse decision could adversely affect the Company. In addition, the cost and outcome of any future legal or administrative claims could adversely affect the Company.

Changes in Argentine laws and regulations to which the Company is subject, including tax, environmental and employment laws, and regulations, could have a material affect on its operations and results.

The Company is subject to numerous laws and regulations in Argentina, which, among others, include those related to taxation, environmental regulations, and employment. Regulation of certain aspects of the Company's business that are currently unregulated in the future and changes in the laws or regulations could materially affect the Company's results and operations.

Risks Related to Accounting Standards

Potential changes in accounting standards might cause the Company to revise its financial results and disclosure in the future, which might change the way analysts measure the Company's business or financial performance.

Accounting irregularities discovered in the past few years in various industries have forced regulators and legislators to take a renewed look at accounting practices, financial disclosures, companies' relationships with their independent auditors, and retirement plan practices. Because it is still unclear what laws or regulations will ultimately develop, the Company cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in its operations specifically.

In addition, the Financial Accounting Standards Board or the SEC could enact new accounting standards that might impact how the Company is required to record revenues, expenses, assets, and liabilities.

If the terms of the concessions in which the Company participates are extended, for an additional ten-year period, asset retirement obligations provided for by the Company under current concession terms could be greater than currently estimated.

The Company estimates its asset retirement obligation based on the number of wells it expects to abandon through the end of the term of its concessions. If the Company is granted the ten year extension, the estimate of its asset retirement obligation will increase by the number of wells that have an expected productive life beyond 2016 but are expected to cease production during the ten year extension period.

Risks Related to Employees

Institutional knowledge residing with current employees might not be adequately preserved.

Certain of the Company's employees who have many years of service have extensive institutional knowledge. As these employees reach retirement age, the Company may not be able to replace them with employees of comparable knowledge and experience. Other qualified individuals could leave the Company or refuse its offers of employment if the Company's recruiting and retention efforts are unsuccessful. The Company's efforts at knowledge transfer could be inadequate.

Risks Related to Weather, other Natural Phenomena, and Business Disruption

The Company's assets and operations can be affected by weather and other natural phenomena.

The Company's assets and operations can be adversely affected by hurricanes, earthquakes, tornadoes, and other natural phenomena and weather conditions including extreme temperatures, making it more difficult for the Company to realize the historic rates of return associated with these assets and operations.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report, excluding historical information, include forward looking statements that discuss the Company's expected future results based on current and pending business operations. The Company makes these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical facts, included in this Form 10-K, which address activities, events or developments which we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by words such as "anticipates," "believes," "could," "continues," "estimates," "expects," "forecasts," "might," "planned," "potential," "projects," "scheduled," or similar expressions. These forward-looking statements include, among others, such things as:

- amounts and nature of future capital expenditures;
- expansion and growth of the Company's business and operations;
- business strategy;
- estimates of proved gas and oil reserves;
- reserve potential;
- development drilling potential; and
- oil and gas prices and demand for those products.

These statements are based on certain assumptions and analysis made by us in light of experience and perception of historical trends, current conditions and expected future developments as well as other factors believed to be appropriate in the circumstances. Although the Company believes these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to numerous assumptions, uncertainties, and risks that may cause future results to be materially different from the results stated or implied in this document.

You should carefully consider the risk factors described in Items 1A. "Risk Factors," in addition to other information in this annual report. Each of these factors could adversely affect the value of an investment in the Company's securities.

Item 1B. Unresolved Staff Comments

None.

ITEM 2. PROPERTIES

See Item 1 (c) for a description of properties and refer to "Unaudited Supplemental Oil and Gas Information" on pages 38 and 39 for tables that present estimates of the Company's net proved reserves.

ITEM 3. LEGAL PROCEEDINGS

The information called for by this item is provided in Note 13 of Notes to Consolidated Financial Statements which information is incorporated by reference into this item.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market information, Number of Shareholders and Dividends

On March 3, 2006, there were 842 record holders of the Company's ordinary shares, $0.01 par value. The ordinary shares are traded sporadically on the NASDAQ Capital Market. The Company understands that the trades that occur are made both at the quoted market price or on a negotiated basis outside of the quoted market. The high and low trade prices for each quarter and cash dividend amounts during the years 2005 and 2004 are listed below.

	Stock Price		
	High	Low	Dividend
Quarter of 2005			
First	$ 38.02	$ 37.74	$.16¼
Second	37.50	37.06	$.16¼
Third	41.91	41.47	$. 25
Fourth	49.40	48.95	$. 25
Quarter of 2004			
First	$ 31.49	$ 26.00	$.16¼
Second	37.75	30.75	$.16¼
Third	36.00	32.75	$.16¼
Fourth	37.32	33.09	$.16¼

The Company has historically paid its shareholders a quarterly dividend of 16.25 cents per share. In the third quarter of 2005, the Company's board of directors increased the quarterly shareholder dividend to 25 cents per share. Future dividends are necessarily dependent upon numerous factors, including, among others, earnings, levels of capital spending, changes in governmental regulations and changes in crude oil and natural gas prices. The Company reserves the right to change the level of dividend payments or to discontinue or suspend such payments at the discretion of the board of directors. Refer to "Liquidity and Capital Resources" on page 19 for additional discussion of future dividend payments.

The Company has been advised that: the Company may not pay dividends to shareholders out of its share capital or share premium account; there are no current applicable Cayman Islands laws, decrees or regulations relating to restrictions on the import or export of capital or exchange controls affecting remittances of dividends, interest and other payments to non-resident holders of the Company's ordinary shares; there are no limitations either under the laws of the Cayman Islands or under the Company's memorandum or articles of association restricting the right of foreigners to hold or vote the Company's ordinary shares; there are no existing laws or regulations of the Cayman Islands imposing taxes or containing withholding provisions to which United States holders of the Company's ordinary shares are subject; and there are no reciprocal tax treaties between the Cayman Islands and the United States.

ITEM 6. SELECTED FINANCIAL DATA

The following historical financial information presented below is derived from the Company's audited financial statements.

	2005	2004	2003	2002	2001
(Dollars in thousands except per share amounts)					
Revenues	$ 41,739	$ 29,628	$ 26,603	$ 20,092	$ 25,384
Equity Income from Argentine investments	18,304	11,657	9,009	3,514	5,905
Net Income	29,846	15,506	12,429	7,278	8,461
Income per Ordinary Share, Basic and Diluted	4.06	2.11	1.69	.99	1.15
Dividends Declared per Ordinary Share	.83	.65	.65	.65	.65
Total Assets at December 31,	132,713	104,931	92,116	85,722	82,517
Total Liabilities at December 31,	12,408	8,021	5,845	7,009	6,298
Stockholders' Equity at December 31,	120,305	96,910	86,271	78,713	76,219

Refer to the table "Volume, Price and Cost Statistics" on page 50 for variations in prices that influence the Company's revenues and net income.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Internally generated cash flow from the Company's interests in the Entre Lomas concession is the Company's primary source of liquidity. In the past, both during calm periods and turbulent periods in Argentina's economy, the Entre Lomas concession has had the ability to finance development and exploration expenditures with internally generated cash flow. Historically, the Company has not relied on other sources of capital such as debt or equity, in part due to the Company's focus on development of the Entre Lomas concession, but also due to the turmoil that has periodically affected Argentina's economy.

Although the Company has interests in several oil and gas properties in Argentina, including the purchase of the interest in the TDF Concessions that was completed in February 2005, its direct participation in the Entre Lomas concession and its equity interest in Petrolera generate most of its cash flow.

During 2005, the Company generated cash flow from operating activities of $31 million that included $12.6 million in dividends from its Argentine investments almost all of which were paid by Petrolera. These amounts compare with net cash provided by operating activities of $18.8 million and $12.1 million, and dividends from Argentine investments of $8.6 million and $6.1 million for the years 2004 and 2003, respectively.

Of the $31 million of operating cash flow generated during 2005, $10.4 million was used for the Company's capital program, of which almost the entire amount represented funds for the continuing development of the Entre Lomas concession, $6.6 million was used for the Company's acquisition of its interest in the TDF Concessions, and $6.1 million was paid to the Company's shareholders in the form of dividends. The Company ended 2005 with cash, cash equivalents and short-term investments of $34.8 million, representing an increase of $8.4 million during the year.

Net Income

During 2005, the Company generated net income of $29.8 million compared with $15.5 million and $12.4 million during 2004 and 2003, respectively. This represents the highest annual income ever generated by the Company.

Oil Prices

Volatility of oil prices has a significant impact on the Company's ability to generate earnings, fund capital requirements, and pay shareholder dividends.

For some time, oil prices have been increasing in response to a combination of events that include oil workers strikes and civil unrest in major oil producing countries, the war in Iraq, and improving economic conditions throughout the world, in particular accelerating economic growth in China and India. During 2004 and 2005, because of weather related events and the realization that the world's excess productive capacity had almost disappeared, commodities markets pushed the per barrel price of oil from $30 to above $60. During last quarter of 2005, the price of WTI, the crude oil type that serves as the reference price for crude oil sales contracts in Argentina, exceeded $60 per barrel. Although drilling activity worldwide has increased sharply in 2005 in response to favorable oil prices, and economic growth could be negatively impacted by sustained higher oil prices, current market forecasts indicate that oil prices may remain at $50 or above for the foreseeable future.

Since Argentina's economic crisis of 2002, the Argentine government has maintained that, in order to prevent excessive levels of inflation, it would do what it could to shield the Argentine consumer from rising fuel prices. Therefore, in order to maintain stability in Argentine gasoline and diesel prices and avoid inflationary pressures on the economy, the Argentine government, through the implementation of an oil export tax that has been raised on multiple occasions, has encouraged producers and refiners to take actions needed to alleviate the impact of higher crude oil prices on Argentina's economy. As a result, producers and refiners, including the Company and Petrolera, have enacted reduction factors in price formulas that reduce considerably the increases in the sale price net back to Argentine producers as the price of oil increases. Consequently, recent sharp increases in oil prices have benefited oil producers outside of Argentina more than the Company. Nevertheless, the Company has experienced healthy oil price increases as described in the following paragraph.

As reflected in the statistical table on page 50, although the price of crude oil has been above $50 per barrel for most of 2005 and exceeded $60 during the fourth quarter, the Company's per barrel crude oil sales price during 2005, including its equity interests, averaged $37.89 compared with $31.30 during 2004. This price increase has been influenced by sales from the Tierra del Fuego concessions where oil is exported to Chile and has sold for an average price of $51.10 per barrel since the properties were acquired.

Although the level of oil prices achieved in 2005 has had a positive impact on the Company's net income and cash flow, given the past volatility of world oil prices and their sensitivity to political events and possible reactions of OPEC, there is no assurance that oil prices will remain at these levels in 2006 and beyond. Many factors affect oil markets, including among others, major exploration discoveries throughout the world, the level of development investments in the oil and gas industry, fluctuations in market demand, adherence by OPEC member nations to production quotas, and future decisions by OPEC to either increase or decrease quotas. Furthermore, the Company's future oil prices could be negatively impacted by Argentine governmental actions.

Natural Gas Prices

The Company sells its gas to Argentine customers pursuant to peso denominated contracts with occasional spot market sales. As a result of Economic Emergency Law 25,561 enacted by the Argentine government in January of 2002, which law pesofied contracts and froze gas prices at the wellhead, the Company's natural gas sales prices, expressed in US dollars, fell in proportion to the devaluation of the Argentine peso that occurred that year. Prior to 2002, natural gas sales prices averaged in excess of $1.20 per mcf. As described in the following paragraph, gas prices in Argentina are increasing toward pre 2002 levels. As reflected in the statistical table on page 50, during 2005, the Company's average natural gas sale price per mcf, including its equity interests, averaged $1.06 compared with $.75 during 2004. In addition, the average natural gas sale price per mcf, for the comparable period in 2003 was $.46.

Events in Argentina in 2004 caused gas prices to increase. As a consequence of a resurgence of growth in Argentina's economy in 2003 and 2004, and stimulated by low gas prices resulting from the government implemented natural gas price freeze, demand for natural gas in Argentina has grown. The unfavorable gas price environment created for producers in 2002 also acted to discourage gas development activities. Without significant development of gas reserves in Argentina, supplies of gas in the country failed to keep up with increased demand for gas. The result was a natural gas and power supply shortage during 2004 that continued into 2005. Since the beginning of 2004, the Argentine government has taken several steps in an effort to prevent possible shortages. Gas exports to Chile were curtailed and the country entered into agreements to import natural gas from Bolivia. As a consequence of this, during the first half of 2004, the Argentine government approved measures that enabled natural gas producers in the country to sell directly to large industrial users through contracts and prices negotiated directly between the parties and to renegotiate gas sales contracts, excluding those that could affect residential customers, in accordance with price increases permitted by the Secretary of Energy. This has resulted in a gradual increasing trend in natural gas prices since the beginning of 2004 that has continued into 2006. As described in the previous paragraph, this increasing trend is evident in the gas prices the Company has realized since the beginning of 2004. Furthermore, Argentina is importing gas from Bolivia at prices exceeding $3.00 per mcf, or significantly greater than sales prices for gas produced in Argentina while prices for gas sold in Argentina for residential use continue frozen at less than 50 cents per mcf.

Product Volumes

During 2005, oil sales volumes, net to the Company's consolidated and equity interests, totaled 2.184 million barrels ("mmbbls"), an increase of ten percent when compared with 1.981 mmbbls during 2004. Approximately 80 percent of the increase is due to favorable results generated by the 2005 Entre Lomas development drilling campaign, while the remaining 20 percent of the increase represents sales volumes contributed by the new TDF Concessions. In order to provide additional perspective regarding current oil sales volumes, the Company's comparable oil sales volumes for the years 2003 and 2002, net to the Company's consolidated and equity interests, totaled 1.927 million bbls and 1.657 million bbls, respectively.

In 2005, gas sales volumes, net to the Company's consolidated and equity interests, totaled 6.3 billion cubic feet ("bcf"), an increase of 31 percent when compared with 4.9 bcf during 2004. This increase is due to two factors. Forty-seven percent of the increase relates to greater Entre Lomas gas volumes that are the result of spot market sales that have been realized due to high demand for gas produced in the Neuquén basin which sales could be made due to production from a development gas well that was drilled and placed on production during the second quarter of 2005. The remaining 53 percent of the increase represents gas volumes contributed by the Company's new TDF Concessions.

LPG sales volumes, net to the Company's consolidated and equity interest, totaled 19.3 thousand tons, an increase of seventeen percent when compared with 16.4 thousand tons during 2004. The greater volumes are the result of increased LPG production in the Entre Lomas concession and volumes contributed by the Company's new TDF Concessions.

Refer to the statistical table presented on page 50 for an analysis of volumes between consolidated and equity interests for the last three years.

Oil Market Concentration

The Company's sales to a refinery owned by Petrobras Energia, represent 83.3 percent of its total operating revenues. In Argentina today there are currently five active refiners operating in the country that constitute 99 percent of the total market. The largest of these five refines only its own upstream production, while the smallest of the five operates only in the northwest basin of Argentina. That leaves only three domestic refiners to which the Company can sell its Entre Lomas production which constitutes over 90 percent of its total production. Decisions to sell to these customers are based on advantages presented by the commercial terms negotiated with each customer. The Company has the option to broaden its customer base by exporting its crude oil and has done so in previous years. However, this would have disadvantaged the Company during 2005 because net backs obtained by selling oil in Argentina are currently greater than those that can be received for export sales. In addition, because of the Company's limited size and the volume of oil required to fill an oil tanker, the Company must join other sellers to export. Today, producers of Medanito crude oil are selling to Argentine refiners. Refer to Note 6, of Notes to Consolidated Financial Statements, for a description of the Company's major customers over the last three years.

The discounts from WTI negotiated with Petrobras Energia throughout 2005 were competitive with those received by other producers of Medanito crude oil in the Neuquén basin.

Cañadón Ramirez

A well reactivation program was completed during the second quarter 2004. Of six workovers performed, two wells were completed and placed on production. By the end of 2005, only one of the two wells remained on production at a daily rate of 16 barrels.

During 2004, the Company and its partner acquired 130 square kilometers of 3D seismic information. Interpretation of this seismic data identified several potentially drillable prospects. Late in 2005, the Company drilled the LMN a-12 well on the Los Monos structure to a depth of 4,921 feet. The well was completed in the Bajo Barreales formation and put on production in January 2006 with an initial daily production rate of 14 barrels. In January 2006, the Company drilled the LMN a-13, also on the Los Monos structure to a depth of 4,823 feet. This well was found to be not productive. Although results in Cañadón Ramirez have so far been disappointing, as of today, it is the Company's intention to continue investigation of the Cañadón Ramirez concession by drilling additional wells during 2006 and possibly beyond.

With the exception of costs being incurred at this time during the current drilling program, the Company has no carrying costs associated with this concession.

Tierra del Fuego

As described on page 8 under "Tierra del Fuego" the Company and its partners have embarked on a 16 well drilling program that commenced in November of 2005 and is expected to be completed by August 2006. This program is expected to cost approximately $17 million, or $4.4 million net to the Company. The acquisition of the interest in the TDF Concessions was made on the basis that there exists considerable development potential in existing producing fields and exploration potential. To date, the Company's investment program has focused primarily on development of existing producing fields. As a result, all of the wells drilled to date and most of the wells to be drilled in the remainder of the current program will be development wells required to determine the areal extent of producing fields and the gas and condensate reserve potential in each field.

Drilling results obtained to date in the TDF Concessions are encouraging. Refer to the discussion on page 8, under "Tierra del Fuego" for a discussion of specific well results. Should production results of these wells confirm the encouraging test results obtained so far, it could have a positive impact on the Company's future income and cash flow. However, there is no guarantee that results of the remaining development wells in the current 16 well drilling program in the TDF Concessions will be comparable to results obtained to date or that they may not result in dry holes. Drilling development wells in the Springhill formation carries with it certain risks because the areal extent of development of reservoir quality Springhill is uncertain due to the potential for variations in thickness and petrophysical quality of the Springhill formation over short distances.

As described previously, the current capacity of production facilities in the Las Violetas concession is 14 mmcf per day and investments are being made at this time to increase this capacity to 21 mmcf per day. However, increasing production beyond 21 mmcf per day from the Las Violetas concession will require additional investments in production facilities including a second gas processing plant. Furthermore, marketing gas volumes above 21 mmcf per day will present challenges that include the remoteness of the island of Tierra del Fuego that is located long distances from major gas markets in Argentina and is connected to those markets by the San Martin gas pipeline that currently has limited excess capacity, limited local gas markets on Tierra del Fuego due to limited population and industrial and economic activity on the island, and competition with larger gas fields in offshore Tierra del Fuego that have important gas reserves and production that are currently under development. Finally, an available market for gas produced in the TDF Concession is Chile where there is a strong demand for gas in a country with limited hydrocarbon resources, but there currently exist restrictions imposed by the Argentine government that limit the export of gas produced in Argentina.

Nevertheless, the joint venture partners are exploring avenues available that could enable the future increase of gas deliverability from the TDF Concessions, including, among others, sale of gas to continental Argentina that would require construction of a gas pipeline that would connect to the San Martin pipeline, exports of gas to Chile that would require construction of a gas pipeline to the Chilean border, and as a last resort, construction of a new gas processing plant and compression facilities for the reinjection of gas into the Springhill for pressure maintenance enabling the extraction and sale of condensate and gas liquids.

Sur de Rio Deseado Este Concession

In 2005, the Company entered into an agreement in which it agreed to advance $750 thousand for the drilling of a development well and the implementation of a pilot program to inject heated water into the producing formation of the primary producing field in this concession. Today, this concession produces a small volume of oil. It is believed that the limited volume of production is the result of emulsion problems in the producing reservoir and possible formation damage due to previous inappropriate well drilling techniques. The planned investments are being made with the view to solving these problems that have to date limited production. By the end of 2005, the Company had advanced $375 thousand for expenditures to implement the aforementioned pilot waterflood in exchange for which the Company has the right to earn, at its option, a five percent participation interest. The Company also has an option to make additional investments that will entitle it to earn additional five percent interests up to a maximum of 25 percent. In February 2006, the Company advanced an additional $375 thousand for the drilling of the aforementioned development well. This well was completed and is now under observation. The Company is now entitled to observe production results of the waterflood pilot and the newly drilled well before deciding whether or not to exercise its right to earn a 10 percent interest, make another payment of $375 thousand for the drilling of a second well, or relinquish its right to the 10 percent interest it has earned to date.

Capital Program - 2005

The Company's capital expenditures for 2005, net to its consolidated interests, totaled $10.4 million. After taking into consideration the portion of capital expenditures attributable to its equity interest in Petrolera and RCLV S.A. through which the Company's interest in the TDF Concessions was held during 2005, the Company's combined consolidated and equity capital expenditures for 2005 totaled $23.4 million.

In 2005, the Company participated in the drilling of 37 wells in the Entre Lomas concession. Of these wells, 32 were completed and put into production and five were in progress at the end of the year. All five of the wells in progress at year end were subsequently completed and put on production in January 2006. Entre Lomas capital spending also included well recompletions and production facilities investments.

During 2005, capital expenditures also commenced on the construction of the Acambuco gas pipeline to transport Macueta field gas production to market. By the end of 2005, the pipeline was 80 percent completed. This pipeline is expected to be completed in time for Macueta gas to start production by mid 2006.

In Cañadón Ramirez the Company participated in the drilling of one well in 2005. This well was in progress at the end of the year and was subsequently put on production in January 2006.

In the TDF Concessions the Company participated through its equity participation in the drilling of two development wells both of which were in progress at the end of 2005. In addition, during the year, the Company invested $1 million for its share of the 3D seismic information that was acquired over the TDF Concessions. This expenditure was expensed as incurred.

Investment Budget for 2006

During 2006, the Entre Lomas partners plan to drill 31 wells including one gas well and two exploration wells. The 2006 spending program also includes conversions of wells to injection, production facility investments, recompletion of wells to existing behind pipe pay, continuation of the ongoing polymer injection program, and a well workover program. The Entre Lomas investment program is expected to total $8.6 million, net to the Company's consolidated interest, and $11.1 million, net to its equity interest.

In Acambuco, the joint venture will participate in investments to complete the construction of the gas pipeline and make modifications to the concession's gas treatment plant needed to deliver gas from the Macueta field to market. In addition, investments are planned for the completion of the Macueta 1001bis well expected to go into production by mid 2006 and drilling the third well in the Macueta field. The Company's 1.5 percent share of the Acambuco 2006 investment program is expected to total $1.4 million.

In Cañadón Ramirez, the partners anticipate drilling from one to three wells. The estimated cost of this program could cost as much as $ 1.4 million net to the Company's interest.

As discussed previously, the TDF Concession partners have agreed to continue drilling wells until August 2006. In the current drilling campaign, it is expected that 16 wells will be drilled. Two of the wells were drilled in 2005. The balance of the wells are to be drilled in 2006 and are estimated to cost approximately $17 million,or $4.4 million net to the Company. In addition, $4.5 million, or $1 million net to the Company, will be invested to increase capacity of production facilities in the TDF Concessions to 21 mmcf per day.

Requirement to Offer Products in Domestic Market

In the recent past, the Argentine government has expressed concerns regarding the availability and supply of gasoline, diesel fuel, and refined hydrocarbon products in Argentina's domestic markets. As a result, in December 2004, Argentina's Secretary of Energy, with the objective of assuring that domestic supplies fully satisfy Argentina's demand for such products issued a resolution requiring that before oil produced in Argentina can be exported, Argentine oil producers must first provide evidence they have offered their oil production for sale to Argentine refiners. Subsequently, the Secretary of Energy issued a similar resolution covering LPG products. The resolution covering oil exports has, to date, not impacted the Company. The Company has been selling 100 percent of its Entre Lomas oil production in local markets since 2003 and plans to continue doing so for the foreseeable future. Acambuco condensate production is sold to the sole Argentine refiner located in northwestern Argentina. As described previously, oil and condensate produced in the TDF Concessions is exported to Chile. Since the implementation of the new resolution, the TDF joint venture partners have been able to continue exporting after complying with the resolution's requirements. The second resolution covering LPG products has, also, not impacted the Company. In both the Entre Lomas and TDF Concessions, where the Company exports a portion of its LPG production, it has been able to continue exporting LPG products after complying with the resolution's requirements.

Growth Opportunities

Since 2002, the Company has deployed cash resources to increase its presence in Argentina by purchasing additional interests in the Entre Lomas and Candon Ramirez joint ventures, farming into the Capricorn permit and acquiring its interest in the TDF Concession. The Company's management, as part of a continuing strategy for growth, continues to seek additional ways to deploy its financial resources for investing in exploration and reserve acquisition opportunities both in and outside of Argentina.

RESULTS OF OPERATIONS

Refer to Consolidated Statements of Income on page 34.

2005 vs. 2004

The following represents a comparison of results of operations between the years 2005 and 2004.

During 2005, the Company generated net income of $29.8 million. This represents an improvement of $14.3 million compared with net income of $15.5 million during 2004. The increase in net income is due primarily to higher operating revenues and equity income from Argentine investments.

Operating revenues improved by $12.1 million. This increase is due primarily to higher oil, gas and plant product prices combined with volume increases for all three products. The increase would have been $10 million, or 32 percent, except that operating revenues in 2004 included a charge of $1.1 million associated with the Company's 2004 hedging activities and a charge of $954 thousand to write off the receivable that had accumulated during 2003 and 2004 associated with the 2003 price stabilization agreement between Argentine oil producers and refiners. Oil, natural gas, and plant product prices for the Company's consolidated interests accounted for as operating revenues averaged $37.56 per bbl, $1.11 per mcf, and $381.33 per ton, respectively, during 2005, compared with $31.21 per bbl, $.74 per mcf, and $335.33 per ton, respectively, during 2004. Oil, natural gas, and LPG sales volumes for the Company's consolidated interests accounted for as operating revenues totaled 946 mbbls, 2.9 bcf, and 7.9 thousand tons, respectively, during 2005, compared with 876 mbbls, 2.6 bcf, and 7.1 thousand tons, respectively, during 2004.

The price and volume comparisons in the previous paragraph differ from the comparisons described in the prior sections on pages 19 and 20 titled "Oil Prices," "Natural Gas Prices," and "Product Volumes." The comparisons in the previous paragraph relate to product prices and sales volumes included in the Company's operating revenues. The comparisons in the prior sections compare prices and volumes for the Company's combined consolidated and equity interests.

Equity income from Argentine investments increased by $6.6 million compared with 2004. The increase is due primarily to greater Petrolera operating revenues that resulted from favorable price and volume variations similar to those experienced by the Company. Equity income from Argentine investments for 2004 included a charge of $1 million that reflected a write off by Petrolera of the receivable it had accumulated pursuant to the aforementioned price stabilization agreement of 2003. Petrolera's sole business is its interest and operatorship of the Entre Lomas concession, and as a result, its operating revenues and expenses are derived from essentially the same operations as the Company. Equity income from Argentine investments in 2005 includes income of $571 thousand generated by the Company's equity participation in RCLV S.A that was acquired in February 2005. This income includes an equity charge of $1 million pertaining to the Company's equity share of 3D seismic information that was acquired in the TDF Concessions during the first half of 2005.

Exploration expense fell by $1.3 million compared with 2004. In 2004, the Company charged as expense the costs of drilling the unsuccessful El Tigre x-1 well in the Puesto Galdame block and fees associated with 3D seismic data acquired in the Cañadón Ramirez concession.

Financial and other revenues increased by $814 thousand primarily due to increased interest yields on the Company's cash equivalents and short-term investments held during 2005.

The above favorable variances in operating revenues, equity income and exploration expense were partially offset by increases in operating expense provincial production taxes and Argentine income taxes.

Operating expense increased by $772 thousand compared with 2004. The increase is due to a combination of factors, the most important of which are increased labor costs resulting from wage increases negotiated with labor unions, increased tariffs charged by field service companies for workovers and well maintenance, a rise in the cost of high voltage electricity generated for field operations, increased right of way and easement costs paid to landowners, and greater costs associated with rod pump operation and maintenance. The increase in other expenses relates to fees incurred in connection with the acquisition of the Company's TDF Concession interests.

Provincial production taxes and Argentine income taxes rose by $1.2 million and $3.1 million, respectively. The increase in provincial production taxes is directly associated with the previously described improvement in operating revenues. The increase in Argentine income taxes is directly associated with the previously described improvement in net income.

2004 vs. 2003

The following represents a comparison of results of operations between the years 2004 and 2003.

During 2004, the company generated net income of $15.5 million, an increase of $3.1 million, compared with $12.4 million during 2003. The improvement in net income is due primarily to increases in operating revenues and equity income from Argentine investments.

Operating revenue increased by $3 million. This increase is due primarily to increased oil, gas and plant product prices combined with increased oil sales volumes. The increase would have been $5.1 million, or 19 percent except that operating revenues included a charge of $1.1 million associated with the Company's hedging activities and $954 thousand that resulted from the write off of the receivable that accumulated in 2003 in connection with the price stabilization agreement between Argentine oil producers and refiners. Oil, gas and plant product sales prices during 2004 averaged $31.21 per barrel, $0.74 per mcf and $335.33 per metric ton, respectively, as compared with $28.03, $0.46 and $259.65, respectively, during 2003. Consolidated oil sales volumes increased by 29 thousand bbls, or three percent, due primarily to the success of the 2004 Entre Lomas drilling and workover programs.

Equity income from Argentine investments increased by $2.6 million compared with 2003. The increase is due primarily to greater Petrolera operating revenues that resulted from favorable price and volume variations comparable to those experienced by the Company. Equity income includes a charge of $1 million that reflects the write off by Petrolera of its receivable, net of applicable provincial production taxes, that accumulated in 2003 in connection with the previously described price stabilization agreement. Except for selling and administrative and exploration expenses, all other variance explanations included herein also serve to explain the increase in equity income. Petrolera's sole business is its interest and operatorship of the Entre Lomas concession, and as a result, its revenues and expenses are derived from essentially the same operations as the Company.

Foreign exchange (gains) losses improved by $914 thousand. In 2004, the Company generated exchange gains of $96 thousand compared with $818 thousand of exchange losses in 2003. In the first half of 2003, the Company had outstanding a substantial peso denominated income tax payable during a period when the Argentine peso strengthened considerably against the US dollar.

The above favorable variances were partially offset by the following negative variances:

Operating expense rose $1.1 million compared with 2003. The increase is primarily due to greater costs associated with maintaining, improving and replacing existing production facilities in the Entre Lomas concession, together with increased workover expense, severance payments for certain key Entre Lomas operations managers that retired in 2004, and increased salaries and wages of operations personnel in the Entre Lomas concession.

The increase of $1.1 million in depreciation expense was the result of higher depreciation attributable to both the Entre Lomas and Acambuco concessions and the impairment of the Company's carrying costs pertaining to the Cañadón Ramirez concession.

Provincial production taxes increased by $798 thousand compared with 2003. The increase is directly associated with the previously described increases in operating revenues.

Selling and administrative expense was greater by $611 thousand primarily the result of costs incurred in connection with the Company's assessment of internal controls over financial reporting that was mandated by the Sarbanes-Oxley Act, Section 404, that went into effect for the Company in 2004.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's independent reserve engineer bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Note 1 to the Company's consolidated financial statements, contained elsewhere in this report on Form 10-K, contains a comprehensive summary of the Company's significant accounting policies. The following is a discussion of the Company's most critical accounting policies, and judgments and uncertainties that are inherent in the Company's application of GAAP:

Proved reserve estimates. Estimates of the Company's proved reserves included in the unaudited supplemental oil and gas information in this report on Form 10-K are prepared in accordance with guidelines established by GAAP and by the United States Securities and Exchange Commission ("SEC"). The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions; and (iv) the judgment of the third party reserve engineer that prepares the estimate.

The Company's proved reserve information is based on estimates prepared by its independent reserve engineer. Estimates prepared by others may be higher or lower than the Company's estimates. Because these estimates depend on many assumptions, all of which may substantially differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

The present value of future net cash flows should not be assumed to be the current market value of the Company's estimated proved reserves. In accordance with SEC requirements, the Company based the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

The Company's estimates of proved reserves materially impact depreciation, depletion and amortization expense. If the estimates of proved reserves decline, the rate at which the Company records depreciation, and amortization expense increases, reducing net income. Such a decline may result from lower market prices, which may make it uneconomic to drill for and produce higher cost reserves. In addition, the decline in proved reserve estimates may impact the outcome of the Company's assessment of its oil and gas producing properties for impairment.

Revenue recognition. Revenue is a key component of the Company's results of operations and also determines the timing of certain expenses, such as severance taxes and royalties. The Company's policy is to recognize revenues when oil and gas are delivered to the purchaser.

Impairment of oil and gas properties. The Company reviews its proved properties for impairment on a concession by concession basis and recognizes an impairment whenever events or circumstances, such as declining oil and gas prices, indicate that a property's carrying value may not be recoverable. If an impairment is indicated, then a provision is recognized to the extent that the carrying value exceeds the present value of the estimated future net revenues ("fair value"). In estimating future net revenues, the Company assumes costs will escalate annually and applies an oil and gas price forecast that it believes to be reasonable after reviewing long-term forecasts of professional energy consultants. Due to the volatility of oil and gas prices, it is possible that the Company's assumptions regarding oil and gas prices may change in the future. The most important consideration for the Company in testing for impairment is oil and gas prices. As of December 31, 2005, for impairment testing purposes, the Company's proved properties can withstand a significant drop in product price forecasts before the fair estimated value of its properties would approximate their carrying value.

Asset Retirement Obligations. The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company's asset retirement obligation is based on an estimate of the number of wells expected to be abandoned through the last year of the Entre Lomas concession term, and an estimated cost to plug and abandon a well as discussed with field service companies that would be expected to perform such services. Both estimates are provided by operations engineers and are considered to be the best estimates that can be derived today based on present information. Such estimates are, however, subject to significant change as time passes. Given the uncertainty inherent in the process of estimating future oil and gas reserves and future oil and gas production streams, the estimate of the number of future wells to be plugged and abandoned could change as new information is obtained. Furthermore, given the current economic situation in Argentina and uncertainties associated with future levels of inflation in the country and devaluation of the peso, any future estimate of the cost to plug and abandon a well is subject to a wide range of outcomes as the estimate is updated as time passes. Finally, adjustments in the total asset retirement obligation included in the Company's Balance Sheets will take into consideration future estimates of inflation and present value factors based on the Company's credit standing. Given the recent economic turmoil in Argentina, future inflation rates and interest rates, upon which present value factors are based, as recent history demonstrates, may be subject to large variations over short periods of time.

Argentina economic and currency measures. The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may materially impact, among other items, (i) the realized prices the Company receives for the commodities it produces and sells as a result of new taxes; (ii) the timing of repatriations of cash to the Cayman Islands; (iii) the Company's asset valuations; and (iv) peso-denominated monetary assets and liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operations are exposed to market risks as a result of changes in commodity prices and foreign currency exchange rates.

Commodity Price Risk

The Company produces and sells crude oil and natural gas, and the Company's financial results can be significantly impacted by fluctuations in commodity prices due to changing market forces. Based on current levels of oil production, a variation of plus or minus $1 per barrel in oil prices, without considering the effects of hedging, would on an annual basis cause fluctuations in the Company's operating revenue, equity income, and net income to vary depending on the level of WTI. This is due to the reduction factors that were incorporated in oil sales pricing formulas in 2004 that reduce considerably the sale price net back to the Company such that net back reductions escalate to higher and higher levels as WTI increases. For example, a fluctuation in the price of WTI from $36 to $37 would on an annual basis cause a fluctuation in the Company's operating revenue, equity income and net income of approximately $878 thousand, $661 thousand, and $1.1 million, respectively. However, a fluctuation in the price of WTI from $60 to $61 would on an annual basis cause a fluctuation in the Company's operating revenue, equity income and net income of approximately $491 thousand, $387 thousand and $655 thousand, respectively.

The Company has historically not used derivatives to hedge price volatility. However, in 2004, because the per barrel price of oil moved above $40 and remained at this level for longer than expected, the Company entered into a collar for approximately 500,000 barrels of oil that extended from August 2, 2004 through January 31, 2006. The commodity reference price being hedged was WTI and the collar established a call strike price, or ceiling, of $53 per barrel and a put strike price, or floor, of $26 per barrel. As described in Note 8 of Notes to Consolidated Financial Statements, in October 2004, the Company chose to unwind the collar. The Company did not enter into hedging contracts in 2005.

Due to circumstances described in Note 8 of Notes to Consolidated Financial Statements on page 41, in October 2004, the company unwound the collar transaction described in the previous paragraph.

Foreign Currency and Operations Risk

The Company's operations are located in Argentina. Therefore, the Company's financial results may be affected by factors such as changes in foreign currency exchange risks, weak economic conditions, or changes in Argentina's political climate. During 2002 and 2003, the Company recorded sizeable foreign currency exchange losses due to the significant devaluation of the Argentine peso that occurred as a consequence of Argentina's economic problems during 2001 and 2002 described in the following paragraphs.

Argentine Economic and Political Environment

During the decade of the 1990's, Argentina's government pursued free market policies, including the privatization of state owned companies, deregulation of the oil and gas industry, tax reforms to equalize tax rates for domestic and foreign investors, liberalization of import and export laws and the lifting of exchange controls. The cornerstone of these reforms was the 1991 convertibility law that established an exchange rate of one Argentine peso to one US dollar. These policies were successful as evidenced by the elimination of inflation and substantial economic growth during the early to mid 1990's. However, throughout the decade, the Argentine government failed to balance its fiscal budget, incurring repeated significant fiscal deficits that by the end of 2001 resulted in the accumulation of $140 billion of debt.

Late in 2001, the country was unable to obtain additional funding from the International Monetary Fund. Economic instability increased resulting in substantial withdrawals of cash from the Argentine banking system that occurred over a short period of time. The government was forced to implement monetary restrictions and placed limitations on the transfer of funds out of the country without the authorization of the Central Bank of the Republic of Argentina.

In January 2002, the government defaulted on a significant portion of Argentina's $140 billion of debt and the national Congress passed Emergency Law 25,561, which among other things, overturned the long standing but unsustainable convertibility plan. The government eventually adopted a floating rate of exchange in February 2002. Two specific provisions of the Emergency Law directly impact the Company. First, a tax on the value of hydrocarbon exports was established effective April 1, 2002. The second provision, was the requirement that domestic commercial transactions, or contracts for sales in Argentina that were previously denominated in US dollars were converted to pesos ("pesofication") by liquidating those sales in Argentina at an exchange rate to be negotiated between sellers and buyers. Furthermore, the government placed a price freeze on natural gas prices at the wellhead. With the price of natural gas pesofied and frozen, the US dollar equivalent price for natural gas in Argentina fell in direct proportion to the level of devaluation described in the next paragraph.

The abandonment of the convertibility plan and the decision to allow the peso to float in international exchange markets resulted in a strong devaluation of the peso. By September 30, 2002, the peso to U.S. dollar exchange rate had increased from 1:1 to 3.74:1. However, since the end of the third quarter 2002 Argentina's economy has shown signs of stabilization.Argentina's economic condition has improved considerably in the last three years. As a commodity exporter, the country has benefited from increases in the price of its agricultural and natural resource exports such as crude oil. Consequently, both Argentina's international trade balance and the government's fiscal balance have generated surpluses far larger than previously projected by government economists. The government, when possible, has taken advantage of this environment by increasing certain taxes, such as the oil export tax that has been in effect since 2002 in order to increase its total tax revenues and improve its fiscal balance.

The Argentine economy has grown at an annual rate of nine percent in the last three years and Argentine economists are expecting economic growth of five percent for 2006. Of course, the growth experienced by Argentina during the last three years comes on the heels of the severe economic contraction that occurred from 1999 through 2002. Nevertheless, the resurgence of economic growth is a positive indicator for the future. At December 31, 2005 the peso to US dollar exchange rate was 3.03:1.

During 2005, the Argentine government presented an exchange offer to holders of $ 82 billion of the country's defaulted debt. The offer was largely accepted by bond holders and as a consequence, the country's debt was reduced.

Argentina's mid term elections were held in October 2005. The result of this election has strengthened the position of the current President Nestor Kirchner whose Justicialista party gained seats in both houses of Congress. The next Presidential elections are scheduled for 2007.

In January 2006, Argentina paid off its $10 billion debt with the International Monetary Fund.

Today Argentina finds itself in a delicate economic situation that combines high levels of external indebtedness with high levels of unemployment.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for the assessment of the effectiveness of internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles.

All internal controls systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting. Based on its assessment, management believes that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young, LLP, the Company's independent registered public accounting firm, has issued an audit report on management's assessment of the Company's internal control over financial reporting. A copy of this report is included in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders and Board of Directors of Apco Argentina Inc.

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that Apco Argentina Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Apco Argentina Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Apco Argentina Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Apco Argentina Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Apco Argentina Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Apco Argentina Inc. and our report dated March 9, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
March 9, 2006

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Apco Argentina Inc.

We have audited the accompanying consolidated balance sheets of Apco Argentina Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apco Argentina Inc. at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Apco Argentina Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
March 9, 2006

APCO ARGENTINA INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(Amounts in Thousands Except Share Amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 28,670	$ 25,084
Short term investments	6,125	1,307
Accounts receivable	5,737	4,330
Inventory	447	323
Other current assets	1,556	545
Total Current Assets	42,535	31,589
Property and Equipment:		
Cost, successful efforts method of accounting	79,537	69,130
Accumulated depreciation, depletion and amortization	(46,837)	(41,258)
	32,700	27,872
Argentine investments, equity method	56,935	44,629
Deferred Argentine income taxes	350	218
Other assets	193	623
	$ 132,713	$ 104,931
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,807	$ 2,089
Affiliate payable	817	446
Accrued liabilities	1,366	1,368
Argentine income taxes payable	3,593	1,865
Dividends payable	1,840	1,196
Total Current Liabilities	10,423	6,964
Long-term liabilities	1,850	1,057
Minority Interest in Subsidiaries	135	--
Stockholders' Equity:		
Ordinary shares, par value $.01 per share; 15,000,000 shares authorized; 7,360,311 shares outstanding in 2005 and 2004	74	74
Additional paid-in capital	9,326	9,326
Accumulated other comprehensive loss	(549)	(170)
Retained earnings	111,454	87,680
Total Stockholders' Equity	120,305	96,910
	$ 132,713	$ 104,931

The accompanying notes are an integral part of these consolidated financial statements.

APCO ARGENTINA INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2005	2004	2003
	(Amounts in Thousands Except Per Share Amounts)		
REVENUES:			
Operating revenues	$ 41,739	$ 29,628	$ 26,603
COST AND EXPENSES:			
Operating expense	6,769	5,997	4,856
Provincial production tax	4,833	3,595	2,797
Transportation and storage	507	449	418
Selling and administrative	2,975	2,699	2,088
Depreciation, depletion and amortization	5,608	5,440	4,282
Exploration expense	486	1,843	1,898
Argentine taxes other than income	1,594	1,396	1,597
Foreign exchange (gains) losses	13	(96)	818
Other (income) expense, net	634	(57)	314
	23,419	21,266	19,068
TOTAL OPERATING INCOME	18,320	8,362	7,535
INVESTMENT INCOME			
Financial and other revenue	1,091	277	221
Equity income from Argentine investments	18,304	11,657	9,009
	19,395	11,934	9,230
Minority Interest Expense	8	--	--
Income before Argentine income taxes	37,707	20,296	16,765
Argentine income taxes	7,861	4,790	4,336
NET INCOME	$ 29,846	$ 15,506	$ 12,429
Earnings per ordinary share – basic and diluted:			
NET INCOME PER SHARE	$ 4.06	$ 2.11	$ 1.69
Average ordinary shares outstanding - basic and diluted	7,360	7,360	7,360

The accompanying notes are an integral part of these consolidated financial statements.

APCO ARGENTINA INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(Amounts in Thousands Except Per Share Amounts)				
BALANCE, January 1, 2003	$ 74	$ 9,326	$ —	$ 69,313	$ 78,713
Comprehensive Income:					
Net income	—	—	—	12,429	12,429
Minimum pension liability of equity affiliate (net of Argentine taxes of $47)	—	—	(87)	—	(87)
Total Comprehensive Income					12,342
Dividends declared ($0.65 per share)	—	—	—	(4,784)	(4,784)
BALANCE, December 31, 2003	$ 74	$ 9,326	$ (87)	$ 76,958	$ 86,271
Comprehensive Income:					
Net income	—	—	—	15,506	15,506
Minimum pension liability of equity affiliate (net of Argentine taxes of $45)	—	—	(83)	—	(83)
Total Comprehensive Income					15,423
Dividends declared ($0.65 per share)	—	—	—	(4,784)	(4,784)
BALANCE, December 31, 2004	$ 74	$ 9,326	$ (170)	$ 87,680	$ 96,910
Comprehensive Income:					
Net income	—	—	—	29,846	29,846
Minimum pension liability of equity affiliate (net of Argentine taxes of $100)	—	—	(379)	—	(379)
Total Comprehensive Income					29,467
Dividends declared ($0.83 per share)	—	—	—	(6,072)	(6,072)
BALANCE, December 31, 2005	$ 74	$ 9,326	$ (549)	$ 111,454	$ 120,305

The accompanying notes are an integral part these consolidated statements.

APCO ARGENTINA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2005	2004	2003
	(Amounts in Thousands)		
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 29,846	$ 15,506	$ 12,429
Adjustments to reconcile net income to cash provided by operating activities:			
Equity income from Argentine investments	(18,304)	(11,657)	(9,009)
Dividends from Argentine investments	12,628	8,568	6,089
Interest from short term investments	(84)	(17)	—
Deferred income tax benefit	(230)	(232)	(208)
Depreciation, depletion and amortization	5,608	5,440	4,282
Gain on sale of minority interest	(280)	—	—
Write off of price credit receivable	—	954	—
Prior year exploration costs charged to expense	—	—	706
Changes in accounts receivable	(1,407)	(1,697)	(410)
Changes in inventory	(124)	(180)	167
Changes in other current assets	(1,011)	(470)	69
Changes in accounts payable	992	705	192
Changes in affiliate payable	372	(12)	238
Change in cash overdrafts	(275)	275	—
Changes in Argentine income taxes payable	1,799	746	(1,997)
Changes in accrued liabilities	(73)	413	245
Changes in dividends payable	644	—	—
Minority interest in consolidated subsidiaries	8	—	—
Changes in other assets, other liabilities and other	913	491	(715)
Net cash provided by operating activities	31,022	18,833	12,078
CASH FLOW FROM INVESTING ACTIVITIES:			
Property plant and equipment:			
Capital expenditures	(10,407)	(5,246)	(2,977)
Purchase of equity investments	(6,630)	—	(1,811)
Proceeds from sale of minority interest	407	—	—
Short term investments:			
Purchase of short term investments	(15,356)	(7,430)	—
Proceeds from short term investments	10,622	6,140	—
NET CHANGE FROM INVESTING ACTIVITIES	(21,364)	(6,536)	(4,788)
CASH FLOW USED IN FINANCING ACTIVITIES:			
Dividends paid	(6,072)	(4,784)	(4,784)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,586	7,513	2,506
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,084	17,571	15,065
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 28,670	$ 25,084	$ 17,571
Supplemental disclosures of cash flow information:			
Cash paid during the year for Argentine income taxes	$ 5,315	$ 4,474	$ 7,201

The accompanying notes are an integral part of these consolidated financial statements.

APCO ARGENTINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation and Summary of Accounting Policies

General Information and Principles of Consolidation

The consolidated financial statements include the accounts of Apco Argentina Inc. (a Cayman Islands corporation) and its subsidiaries, Apco Properties Ltd. (a Cayman Islands Corporation), Apco Austral S.A. (an Argentine corporation), and Apco Argentina S.A. (an Argentine corporation), all of which are herein collectively referred to as "the Company". The Company is engaged exclusively in joint ventures in oil and gas exploration, development and production in Argentina. Its principal businesses are a 23 percent participation in the Entre Lomas Concession (Entre Lomas, an unincorporated joint venture), which is accounted for using the proportional consolidation method, and a 40.724 percent interest in Petrolera Entre Lomas S.A. (Petrolera, a privately owned Argentine corporation), which is accounted for using the equity method (see Note 2). Petrolera owns a 73.15 percent interest in the Entre Lomas concession. In February 2005, the company purchased 79,752 shares in Rio Cullen-Las Violetas S.A. (RCLV, a privately owned Argentine corporation). RCLV owned participation interests of 46.5 percent each in the CA-12 "Rio Cullen", CA-13 "Las Violetas", and CA-14 "Angostura" hydrocarbon exploitation concessions that as a group will be referred to as the "TDF Concessions". The shares of RCLV purchased by the Company represent 55.44 percent of the total outstanding shares. The result of the purchase is that the Company acquired 25.78 percent effective participation interest in the TDF Concessions. As described in Note 7, "Related Party Transactions" on page 41, this interest was subsequently reduced to 25.72 percent. Throughout 2005, the Company accounted for its investment in RCLV using the equity method of accounting. In November 2005, the Company's stock interest in RCLV was converted to a stock interest in a newly formed subsidiary incorporated in Argentina. The new company, Apco Austral S.A., now holds the Company's direct participation interests in the TDF Concessions. The impact of a change from equity accounting to proportional consolidation for the last 45 days of 2005 was deemed immaterial, therefore, effective January 1, 2006, the Company will account for its interests in the TDF Concessions by proportional consolidation into Apco Austral S.A. which subsidiary will be consolidated into the Company's financial statements. The Company also owns a 1.5 percent interest in the Acambuco concession, an 81.82 percent interest in the Cañadón Ramirez concession and a 50 percent interest in the Capricorn Exploration Permit. All of the Company's operating revenues and equity income, and all of its long-lived assets are in Argentina. A wholly owned subsidiary of The Williams Companies, Inc. ("Williams") currently owns 68.96 percent of the outstanding ordinary shares of the Company. Oil and gas operations are high risk in nature. A successful operation requires that a company deal with uncertainties about the subsurface that even a combination of experience, scientific information and careful evaluation cannot always overcome. Because the Company's assets are located in Argentina, management has historically been required to deal with threats from inflation, devaluation and currency controls. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to current year presentation.

Segments

The Company reports segment information in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographical areas and major custome . All of the Company's operations are located in Argentina and its only business in Argentina is oil and gas ploration and production. As a result, management views all of the Company's business and operations to be one gment.

Revenue Recognition

The Company recognizes revenues from sales of oil, gas lant products at the time the product is delivered to the purchaser and title has been transferred. Any pro oduced that has not been delivered is reported as inventory and is valued at the lower of cost or market. cost is calculated, it includes total per unit operating cost and depreciation. Transportation and storage costs orded as expenses when incurred. The Company has had no contract imbalances relating to either oil or gas ion.

Property and Equipment

The Company uses the successful-efforts method of accounting for oil and gas exploration and production operations, whereby costs of acquiring non-producing acreage and costs of drilling successful exploration wells and development costs are capitalized. Costs of unsuccessful exploratory drilling are expensed as incurred. Oil and gas properties are depreciated over their productive lives using the units of production method based on proved producing reserves. Non oil and gas property is recorded at cost and is depreciated on a straight-line basis, using estimated useful lives of 3 to 15 years. The Company reviews its proved properties for impairment on a property by property basis and recognizes an impairment whenever events or circumstances, such as declining oil and gas prices, indicate that a property's carrying value may not be recoverable. If an impairment is indicated, then a provision is recognized to the extent that the carrying value exceeds the present value of the estimated future net revenues ("fair value"). In estimating future net revenues, the Company assumes costs will escalate annually and applies an oil and gas price forecast that it believes to be reasonable after reviewing long-term forecasts of professional energy consultants. Due to the volatility of oil and gas prices, it is possible that the Company's assumptions regarding oil and gas prices may change in the future. For the years ended December 31, 2005 and 2003, the Company did not record any impairment charges as the estimated future net revenues exceeded the carrying value of its properties. For the year ended December 31, 2004, the Company recorded an impairment charge of $335,000 related to its Cañad6n Ramirez interest.

Asset Retirement Obligation

The Company accounts for asset retirements and well abandonments in accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations". Pursuant to this standard, the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company's asset retirement obligation is based on an engineering analysis that projects, through the last year of the Company's concession term, the number of wells that would require plugging and abandoning and the estimated cost to abandon a well as discussed with field service companies that would be expected to perform such services. Both estimates are provided by operations engineers, and are considered to be the best estimates that can be derived today based on present information. Such estimates are, however, subject to significant change as time passes. Given the uncertainty inherent in the process of estimating future oil and gas reserves and future oil and gas production streams, the estimate of the number of future wells to be plugged and abandoned could change as new information is obtained. Furthermore, given past economic turmoil in Argentina and uncertainties associated with future levels of inflation in the country and devaluation of the peso, any future estimate of the cost to plug and abandon a well is subject to a wide range of outcomes as the estimate is updated as time passes. Finally, adjustments in the total asset retirement obligation included in the Company's Consolidated Balance Sheets will take into consideration future estimates of inflation and present value factors based on the Company's credit standing. Given the recent economic turmoil in Argentina, future inflation rates and interest rates, upon which present value factors are based, as recent history demonstrates, may be subject to large variations over short periods of time. A change in the total asset retirement obligation from year to year can result from changes in the estimate of number of wells that will need to be abandoned, changes in the estimate of the cost to abandon a well and accretion of the obligation.

Net Income per Ordinary Share

Net income per ordinary share is based on the weighted average number of ordinary shares outstanding. Basic and diluted net income per ordinary share are the same, as the Company has not issued any potentially dilutive securities such as stock options.

Foreign Exchange

The general policy followed in the translation of the Company's financial statements of foreign operations into United States dollars is in accordance with SFAS No. 52, "Foreign Currency Translation," using the United States dollar as the functional currency. Accordingly, translation gains and losses that arise from exchange rate fluctuations applicable to transactions denominated in a currency other than the United States dollar, are included in results of operations as incurred.

Income Taxes

Deferred Argentine income taxes are computed using the liability method and are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Fair Value

The carrying amount reported in the balance sheet for cash equivalents, accounts receivable and accounts payable is equivalent to fair value.

Recent Accounting Standards

In April 2005, the FASB staff issued FSP FAS 19-1, "Accounting for Suspended Well Costs." This FSP amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," as it pertains to capitalizing the costs of drillilng exploratory wells pending determination of whether the well has found proved reserves. FSP FAS 19-1 provides that exploratory well costs should continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the entity is making sufficient progress assessing the reserves and the economic and operational viability of the project. This FSP was effective beginning in the third quarter of 2005 and did not have a material impact on our Consolidated Financial Statements.

Emerging accounting issues

In addition to the recently issued accounting standards, there are several emerging accounting issues that could potentially impact our Consolidated Financial Statements in the future, as follows:

- Revised SFAS NO. 123, "Share-Based Payment"
- Proposed SFAS on "Fair Value Measurements" (exposure draft)
- Proposed Interpretation on "Accounting for for Uncertain Tax Positions – an interpretation of FASB Statement No. 109 (exposure draft)
- Accounting for Pensions and Other Postretirement Benefits (preliminary views)

We will continue to monitor these emerging issues to assess any potential future impact on our Consolidated Financial Statements.

(2) Entre Lomas Joint Venture

As discussed in Note 1, the Company owns a 23 percent direct interest in Entre Lomas. It also owns a 29.79 percent indirect interest by virtue of its 40.724 percent stock ownership in Petrolera, the operator of the joint venture, which owns 73.15 percent of the joint venture. Consequently, the Company's combined direct and indirect interests in the Entre Lomas joint venture total 52.79 percent. The joint venture is engaged in the exploration, development and production of oil and gas in the Entre Lomas concession located in the provinces of Rio Negro and Neuquén in southern Argentina.

(3) Investment in Argentine Oil and Gas Companies

As described in Note 1, the Company uses the equity method to account for its investment in Petrolera, a non-public Argentine corporation.

Under the equity method of accounting, the Company's share of net income (loss) from Petrolera is reflected as an increase (decrease) in its investment accounts and is also recorded as equity income (loss) from Argentine investments. Dividends from both companies are recorded as reductions of the investment accounts.

Summarized financial position and results of operations of Petrolera are as follows:

Financial position at December 31, 2005 and 2004 is as follows (in thousands of dollars):

	2005	2004
Current Assets	$ 41,160	$ 33,302
Non current assets	$ 106,562	$ 92,792
Current liabilities	$ 21,751	$ 16,759
Non current liabilities	$ 4,684	$ 2,915

Results of operations for the years ended December 31, 2005, 2004 and 2003 are as follows (in thousands of dollars):

	2005	2004	2003
Revenues	$127,164	$ 93,914	$ 82,582
Expenses	$ 57,164	$ 46,735	$ 44,257
Net Income	$ 43,460	$ 28,570	$ 22,081

(4) Cash Equivalents

Cash equivalents include highly liquid bank deposits of $23.1 million and $10.7 million as of December 31, 2005 and 2004, respectively, with interests ranging from 3.47 – 4.18 percent in 2005 and 1.47 – 2.00 percent in 2004. The Company considers all investments with a maturity of three months or less to be cash equivalents.

(5) Short Term Investments

Short term investments include only bank time deposits with a maturity greater than three months. At December 31, 2005 and 2004, the balance was $6.1 million and $1.3 million, respectively.

(6) Major Customers

Sales to customers with greater than ten percent of total operating revenues consists of the following:

	For the Years Ended December 31,		
	2005	2004	2003
Petrobras Energia S.A.	88.4%	90.1%	75.1%

Management believes that the credit risk imposed by this concentration is offset by the creditworthiness of the Company's customer base and that upon expiration, the oil sales contracts of these customers will be extended or replaced.

(7) Related Party Transactions

The Company incurred charges of $597,000, $843,000, and $507,000 in 2005, 2004, and 2003, respectively, from Williams and affiliates for management services, overhead allocation, general and administrative expenses and purchases of materials and supplies. These charges were incurred by the Company pursuant to an administrative services agreement between the Company and Williams. Accounts payable to Williams and affiliates outstanding at December 31, 2005 and December 31, 2004, were approximately $817,000 and $446,000 respectively. The Company is dependent on Williams as it relates to certain employees performing services for the Company, and certain other costs such as rent, reproduction, office supplies, computer support, etc. Williams directly charges the Company monthly for the time associated costs of employees based on an allocation of time dedicated to the affairs of the Company. The Company also incurs an executive support charge primarily for the time spent by certain employees of Williams that serve as executive officers or directors of the Company.

New regulations issued by the government of Argentina governing shareholder composition of Argentina corporations doing business in the country require such corporations to have a second shareholder of substance. As a result, in order to conform to this new requirement, on October 17, 2005, five percent of the shares of Apco Argentina S.A., a subsidiary of the Company, were sold to Williams International Company ("WIC"), a wholly owned subsidiary of The Williams Companies, Inc. The price paid by WIC was $407 thousand. The amount paid to the Company was in excess of the carrying value of this asset and the Company has recorded a gain from the sale of $280 thousand that is included in financial and other revenue in the Consolidated Statement of Income. As a result of this sale, the Company's indirect interest in the Entre Lomas joint venture was reduced from 29.85 percent to 29.79 percent, and its interest in the TDF Concession was reduced from 25.78 percent to 25.72 percent.

(8) Commodity Price Hedges

On July 15, 2004, the Company entered into a collar for approximately 500,000 barrels of oil that extended from August 2, 2004 through January 31, 2006. The commodity reference price was WTI. The collar established a call strike price, or ceiling, of $53 per barrel and a put strike price, or floor, of $26 per barrel. The counterparty to this hedging transaction was a foreign international bank.

The price of WTI rose above the collar's call strike price of $53 per barrel throughout much of October 2004 and in the third quarter of 2004, the pricing environment in Argentina was modified so as to establish reduction factors in oil price formulas that escalate to higher and higher levels as WTI increased. As a result, the collar lost effectiveness, as defined in SFAS No. 133, and the Company discontinued hedge accounting treatment. In fourth quarter of 2004, management of the Company chose to unwind the collar, resulting in a payment to the counterparty of $1.1 million that was recognized as a loss and is reflected as a reduction of operating revenues in the Company's Consolidated Statement of Operations.

(9) Cayman Islands and United States Income Taxes

The Company incorporated in the Cayman Islands in 1979. Since then, the Company's income, to the extent that it is derived from sources outside the U.S., generally is not subject to U.S. income taxes. Also, the Company has been granted an undertaking from the Cayman Islands government, expiring in 2019, to the effect that the Company will be exempt from tax liabilities resulting from tax laws enacted by the Cayman Islands government subsequent to 1979. The Cayman Islands currently has no applicable income tax or corporation tax and, consequently, the Company believes its earnings are not subject to U.S. income taxes or Cayman Islands income or corporation taxes. All of the Company's income during 2005, 2004, and 2003 was generated outside the United States.

(10) Argentine Taxes

The Company recorded expenses for Argentine taxes as presented in the following table. Amounts are stated in thousands of dollars. The Company is not subject to taxes in any other jurisdiction.

	For the years ended December 31,		
	2005	2004	2003
Income taxes			
Current	$ 8,091	$ 5,022	$ 4,540
Deferred	(230)	(232)	(204)
Income Tax Expense	7,861	4,790	4,336
Other taxes	1,594	1,396	1,597
	$9,455	$6,186	$ 5,933

Argentine income taxes payable at December 31, 2005 and 2004 were $3.6 million and $1.9 million, respectively. The deferred Argentine income tax provision relates primarily to certain costs capitalized for U.S. reporting purposes that are expensed for Argentine local reporting and tax purposes. The deferred tax asset at December 31 for each of the years presented consists of the following (in thousands of dollars):

	2005	2004
Property basis difference and asset retirement obligation	$ (24)	$ (98)
Defined contribution retirement plan accrual	96	79
Retirement plan obligations	278	237
	$ 350	$ 218

The effective income tax rate reflected in the Consolidated Statement of Income differs from Argentina's statutory rate of 35 percent because the Company incurs income taxes only in Argentina, the country where all of its income generating activities are located. As a result, differences between the Company's consolidated effective rate and the statutory rate of 35 percent are caused primarily by income and expense generated and incurred outside of Argentina and after tax equity results that do not affect the amount of income taxes paid by the Company. Such items include interest income resulting from the Company's cash equivalents and short term deposits deposited in its Cayman Island and Bahamas banks, general and administrative expenses incurred by the Company in its headquarters office in Tulsa, Oklahoma, equity income from Argentine investments that is recorded by the Company on an after tax basis, and foreign exchange losses resulting from the devaluation of the peso which are not deductible in Argentina.

Tax Disputes

In August 1993, the Direccion General Impositiva ("DGI"), the Argentine taxing authority, made a claim against Petrolera for a delinquent Obligatory Savings Deposit pertaining to the Entre Lomas joint venture operations, which including interest and indexation for inflation, amounted to 9.2 million Argentine pesos. The Entre Lomas partners did not pay the deposit because of the tax exemption provision included in the original Entre Lomas contract 12,507. After a lengthy judicial process that lasted seven years and included various appeals in May 2000, the Argentine Supreme Court ruled in favor of the DGI. As a result, the Entre Lomas joint venture partners paid in 12 installments the 9.2 million peso deposit which is refundable five years after the date of payment. In June 2005, Petrolera, on behalf of the joint venture, submitted a request for reimbursement of full deposit. As of December 31, 2005, the dollar value of the Company's deposit is approximately $796 thousand. This deposit is included in Other Current Assets in the Company's Consolidated Balance Sheets.

(11) Defined Contribution Retirement Plan

In April 2004, the Company formed a defined contribution retirement benefit plan for its Argentine employees that required an initial contribution of $207 thousand to recognize prior years service. Assuming the current level of staffing, it is expected that future annual contributions will range between $50 to $60 thousand and will be charged to expense as disbursed. On March 2, 2006, the Company made a contribution of $51 thousand. The total amount expensed in 2005 was $58 thousand and was charged to administrative expense. The total amount expensed in 2004 was $230 thousand that included the initial contribution. Plan contributions are based on employees' current levels of compensation and years of service. Employees vest at a rate of 20 percent per year with full vesting after five years.

(12) Long-Term Liabilities

At December 31, 2005 and 2004, long-term liabilities consisted of the following (in thousands of dollars):

	2005	2004
Long-term liabilities		
Retirement plan obligations	$ 783	$ 480
Asset retirement obligations	1,067	568
Other long-term obligations	-	9
	$1,850	$1,057

Retirement plan obligations represent the Company's proportionate share of the obligation arising from the pension plan that covers all employees of Petrolera, the operator of the Entre Lomas concession.

(13) Legal Contingencies

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Contingent liabilities are assessed by the Company's management based on the opinion of the Company's legal counsel and available evidence. Such contingencies could include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company's business, as well as third party claims arising from disputes concerning the interpretation of legislation. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed. However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements. As facts concerning contingencies become known to the Company, the Company reassesses its position both with respect to accrued liabilities and other potential exposures.

In November of 2004, the Company received a formal notice from the Banco Central de la Republica Argentina (the Central Bank of Argentina or the "BCRA"), of certain proceedings based upon alleged violation of foreign currency regulations. Specifically, the BCRA claimed that between December of 2001 and November of 2002 the Company failed to bring into the country 100 percent of the foreign currency proceeds from its Argentine oil exports. In 1989, the government established guidelines that required most oil companies to bring into Argentina 30 percent of foreign currency proceeds from exports instead of 100 percent of such proceeds as was generally required of exporters in other industries. In 1991, all foreign exchange controls were lifted by the government. In response to Argentina's economic crisis of 2001 and 2002, the government reintroduced foreign exchange controls in 2002 and as a result during 2002 the Company repatriated 30 percent of its proceeds from oil exports following the 1989 guidelines. An opinion from Argentina's Attorney General, however, declared that the benefits granted to the oil and gas industry in 1989 were no longer effective and, therefore, 100 percent of such funds had to be repatriated. This opinion supported the position taken by the Argentine government during 2002. The government then revised its position in 2003 and expressly clarified that oil companies are required to only repatriate 30 percent of such proceeds. The government's departure from its 2002 position was effective January 1, 2003, leaving some uncertainty in the law with regard to 2002.

The BCRA audited the Company in 2004 and took the position that 100 percent of its foreign currency proceeds from its 2002 exports were required to be returned to the country rather than only 30 percent, as had been returned to the country by the Company in 2002. The difference for the Company totals $6.2 million. In December 2004, the Company filed a formal response disagreeing with the position taken by the BCRA. In addition, without admitting any wrongdoing, the Company brought into the country $6.2 million and exchanged this amount for Argentine pesos using the applicable exchange rates required by the regulation.

The process is in the very early stages and it is anticipated by the Company that this matter will remain open for some time. Under the pertinent foreign exchange regulations, the BCRA may impose significant fines on the Company; however, historically few fines have been made effective in those cases where the foreign currency proceeds were brought into the country and traded in the exchange market at the adequate exchange rate and the exporters had reasonable grounds to support their behavior. As a result, it is premature to reach a conclusion as to the probability of an outcome or the amount of any loss to the Company that might result from this proceeding. There have been no new developments with regard to this matter since the Company filed it formal response in December 2004.

(14) Quarterly Financial Data (Unaudited)

(Amounts in Thousands Except Per Share Amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Operating Revenues	$ 8,881	$ 9,980	$ 11,267	$11,611
Costs and operating expenses	5,476	5,465	6,081	6,397
Equity Income from Argentine investments	3,362	4,287	5,440	5,215
Net income	5,229	7,001	8,597	9,019
Net income per ordinary share	.71	.95	1.17	1.23
2004				
Operating Revenues	$ 7,045	$ 7,625	$ 6,845	$ 8,113
Costs and operating expenses	4,285	6,159	5,374	5,448
Equity Income from Argentine investments	2,826	3,048	2,485	3,298
Net income	4,356	3,429	3,217	4,504
Net income per ordinary share	.59	.47	.44	.61

APCO ARGENTINA INC.
UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION

Oil and Gas Reserves

The following table summarizes, for each of the years presented, changes in quantities, and balances of net proved oil, condensate and plant product reserves for all the Company's interests in Argentina as estimated by the Company's independent reserve engineers:

Proved Oil, Condensate and Plant Products

	(Millions of Barrels)	
	Consolidated Interests	Equity Interests
December 31, 2002	11.2	13.8
Revisions of previous estimates:		
Engineering revisions	(0.3)	(0.4)
Extensions and discoveries	0.4	0.5
Acquisition of reserves	—	0.5
Production	(0.9)	(1.2)
December 31, 2003	10.4	13.2
Proved developed as of December 31, 2003	6.5	8.2
Proved undeveloped as of December 31, 2003	3.9	5.0
December 31, 2003	10.4	13.2
Revisions of previous estimates:		
Engineering revisions	—	(0.1)
Extensions and discoveries	0.6	0.7
Production	(1.0)	(1.2)
December 31, 2004	10.0	12.6
Proved developed as of December 31, 2004	6.0	7.5
Proved undeveloped as of December 31, 2004	4.0	5.1
December 31, 2004	10.0	12.6
Revisions of previous estimates:		
Engineering revisions	0.4	1.0
Extensions and discoveries	0.5	0.6
Acquisition of reserves	—	0.5
Production	(1.0)	(1.4)
December 31, 2005	9.9	13.3
Proved developed as of December 31, 2005	5.5	7.3
Proved undeveloped as of December 31, 2005	4.4	6.0

The following table summarizes, for each of the years presented, changes in quantities, and balances of net proved natural gas reserves for all the Company's interests in Argentina as estimated by the Company's independent reserve engineers:

Natural Gas

	(Billions of Cubic Feet)	
	Consolidated Interests	Equity Interests
December 31, 2002	36.0	30.9
Revisions of previous estimates:		
Engineering revisions	1.5	0.4
Extension and discoveries	0.3	0.4
Acquisition of reserves	—	1.2
Production	(3.8)	(3.6)
December 31, 2003	34.0	29.3
Proved developed as of December 31, 2003	30.7	25.0
Proved undeveloped as of December 31, 2003	3.3	4.3
December 31, 2003	34.0	29.3
Revisions of previous estimates:		
Engineering revisions	3.3	3.9
Extensions and discoveries	1.6	0.6
Production	(3.8)	(3.8)
December 31, 2004	35.1	30.0
Proved developed as of December 31, 2004	29.8	24.8
Proved undeveloped as of December 31, 2004	5.3	5.2
December 31, 2004	35.1	30.0
Revisions of previous estimates:		
Engineering revisions	0.2	10.7
Extensions and discoveries	2.4	3.2
Acquisition of reserves	—	8.8
Production	(4.2)	(5.4)
December 31, 2005	33.5	47.3
Proved developed as of December 31, 2005	25.7	27.5
Proved undeveloped as of December 31, 2005	7.8	19.8

A portion of the Company's natural gas reserves are consumed in field operations. The volume of natural gas reserves for 2003, 2004, and 2005 estimated to be consumed in field operations included as proved natural gas reserves within consolidated interest is 14.5 bcf, 12.4 bcf, and 11.5 bcf, respectively, and within the equity interest is 18.8 bcf, 16.1 bcf, and 19.8 bcf.

There were no estimates of total proved net oil or gas reserves filed with any other United States Federal authority or agency during any of the years presented.

APCO ARGENTINA INC.
UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION (Continued)

Standardized Measure of Discounted Future Net Cash Flows

The following table summarizes for each of the years presented, the standardized measure of discounted future net cash flows from proved oil and gas reserves that could be produced from all of the concessions in which the Company holds interests in Argentina:

	(Millions of U.S. Dollars) (5)	
	Consolidated Interests	Equity Interests
As of December 31, 2005		
Future cash inflows (1,2,6)	$ 434	$ 604
Future production and development costs (3,6)	(179)	(246)
Future income tax expenses (4)	(83)	(104)
Future net cash flows	172	254
10% annual discount for estimated timing of cashflows	(61)	(90)
Standardized measure of discounted future net cash flows	$ 111	$ 164
As of December 31, 2004		
Future cash inflows (1,2,6)	$ 344	$ 425
Future production and development costs (3,6)	(137)	(168)
Future income tax expenses (4)	(66)	(83)
Future net cash flows	141	174
10% annual discount for estimated timing of cash flows	(51)	(63)
Standardized measure of discounted future net cash flows	$ 90	$ 111
As of December 31, 2003		
Future cash inflows (1,2,6)	$ 309	$ 385
Future production and development costs (3,6)	(125)	(156)
Future income tax expenses (4)	(58)	(74)
Future net cash flows	126	155
10% annual discount for estimated timing of cash flows	(49)	(59)
Standardized measure of discounted future net cash flows	$ 77	$ 96

(1) Estimates are made of quantities and timing of future production of oil and gas reserves.
(2) Estimates of gross revenues from sales are made using prices in effect at December 31 for each year presented. The year-end per barrel oil price for 2005 was $39.90, as compared with $28.24 and $28.12 for 2004 and 2003 respectively. Gas prices for all years are based on gas sales contracts in effect during the respective years.
(3) Estimated production, transportation, marketing and development costs are based on the current cost of similar services and include all future capital expenditures.
(4) Estimated taxes consider all taxes to which the Company is subject in Argentina.
(5) Conversion of U.S. dollars is made utilizing the rate of exchange at December 31 for each of the years presented.
(6) Values for natural gas consumed in field operations are included both as revenues in future cash inflows and as gas consumption expense in Future production and development costs. For the years 2003, 2004 and 2005, the amounts attributable to gas consumption values included in Consolidated Interests are $9 million, $12 million and $18 million, respectively, and in Equity Interest are $11 million, $16 million and $29 million, respectively.

Discounted future net cash flows presented herein may not be reliable due to the difficulty of estimating remaining recoverable reserves. Estimates of oil and gas reserves and rates of future production are inherently imprecise and change over time, as new information becomes available. As a result, subsequent revisions of the quantity and valuation of proved reserves may be significant.

Changes in Standardized Measure

The following analysis summarizes for each of the years presented the factors that caused the increases (decreases) in the amount of standardized measure attributable to the estimate of the Company's Argentine proved oil and gas reserves.

Total including Equity Interests.

	(Millions of U.S. Dollars)		
	2005	2004	2003
Revenues, net of production costs	$ (79)	$ (58)	$ (49)
Net changes in prices and production costs	105	44	(4)
Additions and revisions of previous estimates	49	25	9
Acquisition of reserves	25	—	4
Changes in estimated development costs	(41)	(1)	(6)
Development costs incurred during current period	23	12	6
Net changes in Argentine taxes	(36)	(19)	22
Accretion of discount	28	25	24
Net increase in standardized measure	$ 74	$ 28	$ 6

Drilling Activity

For 2005, the Company participated in the drilling of 40 gross wells, 21 net wells (nine pertaining to the Company's consolidated interest, 12 to its equity interests). In 2004, the Company participated in the drilling of 26 gross wells, 14 net wells (six pertaining to the Company's consolidated interests, eight to its equity interests). During 2003, the Company participated in the drilling of 16 gross wells, nine net wells (four pertaining to the Company's consolidated interests, five to its equity interests). Of the 82 gross wells drilled, 44 net wells (19 pertaining to the Company's consolidated interests, 25 to its equity interests) over the three-year period, all were field step out wells, or extended reach development wells.

Well Count and Acreage

The total gross and net well count from all acreage in which the Company has an interest is as follows:

For the year ended December 31, 2005

	Gross	Net Consolidated Interests	Net Equity Interests
Oil	379	81	111
Gas	44	5	11
Injection or water	141	32	42
Inactive or abandoned	310	16	57
Total	874	134	221

For the year ended December 31, 2004

	Gross	Net Consolidated Interests	Net Equity Interests
Oil	330	76	96
Gas	26	6	6
Injection or water	143	34	42
Inactive or abandoned	86	24	17
Total	585	140	161

The Company currently holds interests in six concessions with a total surface area of 1,005,906 gross acres, 289,111 acres net to the Company (121,679 net acres pertaining to its consolidated interests, 167,342 net acres to its equity interest in Petrolera). Developed acreage in the three concessions totals 61,106 gross acres, 24,898 acres net to the Company (10,164 net acres pertaining to its consolidated interest, 14,734 net acres to its equity interest in Petrolera). Undeveloped acreage in the three concessions totals 944,800 gross acres, 264,213 acres net to the Company (111,605 net acres pertaining to its consolidated interests, 152,608 net acres to its equity interest in Petrolera).

Capitalized Costs Related to Oil and Gas Producing Activities

Total capitalized costs related to oil and gas producing activities for the Company's consolidated interests are as follows:

(Thousands of U.S.Dollars)	2005	2004
Proved oil and gas properties	$79,080	$67,550
Accumulated depreciation, depletion and amortization	(46,469)	(39,786)
Net capitalized costs	$ 32,611	$ 27,764

Total capitalized costs related to oil and gas producing activities for the Company's equity interests are as follows:

(Thousands of U.S.Dollars)	2005	2004
Proved oil and gas properties	103,082	82,221
Accumulated depreciation, depletion and amortization	(59,999)	(45,079)
Net capitalized costs	$ 43,083	$ 37,142

Volume, Price and Cost Statistics

The following table shows total sales volumes of crude oil and condensate, natural gas and LPG average sales prices and production costs for the three years.

	2005	2004	2003
Volumes Consolidated Interests			
Crude Oil and Condensate (bbls)	945,546	876,868	847,829
Gas (mcf)	2,924,651	2,649,436	2,402,766
LPG (tons)	7,856	7,139	6,688
Volumes Equity Interest in Petrolera			
Crude Oil and Condensate (bbls)	1,238,436	1,104,543	1,079,182
Gas (mcf)	3,421,368	2,246,521	2,163,057
LPG (tons)	11,469	9,264	8,672
Total Volumes			
Crude Oil and Condensate (bbls)	2,183,983	1,981,402	1,927,010
Gas (mcf)	6,346,019	4,895,957	4,565,823
LPG (tons)	19,326	16,403	15,360
Average Sales Prices – Consolidated Interests			
Oil and condensate (per bbl)	$ 37.56	$ 31.21	$ 28.03
Gas (mcf)	1.11	.74	.46
LPG (per ton)	381.33	335.33	259.65
Average Sales Prices - Equity Interests			
Oil and condensate (per bbl)	$ 38.15	$ 31.36	$ 28.08
Gas (mcf)	1.03	.76	.44
LPG (per ton)	381.48	335.33	259.67
Average Sales Prices - Total			
Oil (per bbl)	$ 37.89	$ 31.30	$ 28.06
Gas (mcf)	1.06	.75	.45
LPG (per ton)	381.42	335.33	259.66
Average Production Costs			
Oil, gas and LPG (per boe)	$ 4.29	$ 4.24	$ 3.60
Average Depreciation Costs			
Oil, gas and LPG (per boe)	3.58	3.67	3.21

Volumes presented in the above table represent those sold to customers and have not been reduced by the 12 percent provincial production tax, which is paid separately and is accounted for as an expense by the Company. In calculating provincial production tax payments, the Argentine producers are entitled to deduct gathering, storage, treating and compression costs.

Average production cost is calculated by taking into consideration all costs of operation, and does not include depreciation of property and equipment, which is presented separately. The Company's LPG plant is fully depreciated.

Costs Incurred in Acquisitions, Exploration, and Development

The following table details total expenditures for acquisitions, exploration, and development made by the Company during the current and two previous years:

	(Millions of U.S. Dollars)	
	Consolidated Interests	Equity Interests
For the year ended December 31, 2005		
Acquisition	$ —	$ 7
Exploration	—	1
Development	10	13
Workovers	1	2
Total	$ 11	$ 23
For the year ended December 31, 2004		
Exploration	$ 2	$ —
Development	5	7
Workovers	1	2
	$ 8	$ 9
For the year ended December 31, 2003		
Acquisition	$ —	$ 2
Exploration	1	1
Development	3	4
Workovers	1	1
Total	$ 5	$ 8

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-(e) of the Securities Exchange Act) (Disclosure Controls) was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these Disclosure Controls are effective at a reasonable assurance level.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our Disclosure Controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company monitors its Disclosure Controls and makes modifications as necessary; the Company's intent in this regard is that the Disclosure Controls will be modified as systems change and conditions warrant.

Management's Report on Internal Control over Financial Reporting

See "Management's Report on Internal Control over Financial Reporting" set forth on page 29.

ITEM 9B. Other Information

There have been no events that occurred in the fourth quarter of 2005 that would need to be reported on Form 8-K that have not been previously reported. The Company's board of directors has set June 22, 2006 as the date for the 2006 annual general meeting of shareholders. More information about the time and location of the meeting will be provided to shareholders at a later date.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

The Company's Articles of Association provide for a board of directors of not less than three and not more than nine persons. The Articles of Association also provide that at each annual general meeting of shareholders one-third of the directors, or if their number is not three or a multiple of three, then the number nearest one-third shall retire from office. The directors to retire in every year are those who have been longest in office since their last election and retiring directors are eligible to be re-elected as directors. Between persons who become directors on the same day, those to retire are determined by lot unless they otherwise agree among themselves as to whom will retire. Directors appointed by the board of directors to fill a vacancy or as an addition to the existing directors hold office until the next following annual meeting of shareholders and are not taken into account in determining the directors who are to retire by rotation as described above. Messrs. Guderian and Ruffinengo were last elected as directors of the Company at the annual general meeting of shareholders held in 2004. Messrs. Keith E. Bailey, Ralph A. Hill and John H. Williams were last elected as directors at the annual general meeting of shareholders held in 2005. The number of directors constituting the total number of members is currently fixed at seven and if this number remains the same by the next annual general meeting of shareholders, the terms of Messrs, Randall L. Barnard and Robert J. LaFortune will expire at such meeting. Executive officers of the Company are elected by the board of directors and hold office until relieved of such office by action of the board of directors.

The following table sets forth certain information with respect to the Company's executive officers and members of the board of directors.

Name	Age	Position
Ralph A. Hill	46	Chairman of the Board, Chief Executive Officer and Director
Landy L. Fullmer	53	Chief Financial Officer, Chief Accounting Officer, Controller and Vice President
Thomas Bueno	54	President and Chief Operating Officer
Keith E. Bailey	63	Director
Randall L. Barnard	47	Director
Bryan K. Guderian	46	Director
Robert J. LaFortune	79	Director
Piero Ruffinengo	61	Director
John H. Williams	87	Director

Business Experience

Mr. Hill has served as a director of the Company, chairman of the board of directors, and chief executive officer since 2002 and as senior vice president and general manager of several subsidiaries in the petroleum services and exploration and production units of The Williams Companies, Inc. ("Williams") since 1998. He has also held various management positions with the Williams Energy Services business unit of Williams since 1993. Mr. Hill has served as a director of Petrolera Entre Lomas S.A. since April 2003.

Mr. Fullmer has served as the Company's chief financial officer since 2003 and as chief accounting officer and controller of the Company since September 2005. Since 1996, he has served as the director of accounting/controller for the Exploration and Production unit of Williams.

Mr. Bueno has served as president and chief operating officer of the Company since April 2002. He served as controller, and chief accounting officer from 1991 to September 2005. He served as a director of the Company from 1998 to April 2002 and as general manager from 1999 to 2003. Mr. Bueno has been employed by Williams since 1984 and has held various positions with the Company since 1985. He has served as a director of Petrolera Entre Lomas S.A. since 1991.

Mr. Barnard has served as a director of the Company since 2001. He currently serves as Vice President of Operations of Williams' Gas Pipeline unit. From 2000 to 2002, he served as president and general manager of Williams International Company, a subsidiary of Williams that develops, builds, manages and invests in international physical energy assets. Mr. Barnard served as chairman of the board, chief executive officer and president of the Company from August 2001 to April 2002, Venezuelan Country Manager for Williams International Company from 1997 through September 2000, and the managing director of business development for Latin America for Williams International Company from 1996 to 1997. Mr. Barnard served as a director of Petrolera Entre Lomas S.A. from 2001 to 2003.

Mr. Williams has served as a director of the Company since 1992. Mr. Williams is engaged in personal investments and has been for more than five years. He was chairman of the board and chief executive officer of Williams prior to retiring in 1978. Mr. Williams is a director of Unit Corporation, and an honorary director of Willbros Group, Inc. and Williams. He formerly served as a director of Petrolera Entre Lomas S.A.

Mr. LaFortune has served as a director of the Company since 1998. He is self-employed and manages, evaluates and analyzes personal investments. Mr. LaFortune is also a director of the Bank of Oklahoma Financial Corporation and serves on the credit and community reinvestment act committees of that company's board of directors and formerly served on the audit committee. He is the former Mayor of the City of Tulsa and also served as a director of Williams from 1978 to 1999, including six years as chairman of the audit committee.

Mr. Bailey has served as a director of the Company since May 2002. He has served as a director of Mark West Energy Partners, L.P. since January 2005, as a director of People's Energy since February 2005 and as a director of AEGIS Insurance Services Inc. since 2001. He served as chairman of the board of directors and chief executive officer of Williams from 1994 to 2002, as president from 1992 to 1994 and as executive vice president from 1986 to 1992. Mr. Bailey previously served as a director of the Company from 1987 to 1998 and as the Company's chairman of the board from 1992 to 1996. He served as a director of Petrolera Entre Lomas S.A. from 1988 to 1999.

Mr. Ruffinengo has served as a director of the Company since April 2002. He has been engaged in the private practice of law in Salt Lake City, Utah since 1984. He served the Company as a consultant from 1984 through 1999. Mr. Ruffinengo has served as a director of Petrolera Entre Lomas S.A. since 2004 and previously served as a director of that company from April 2002 to April 2003 and from the early 1970's through 1999.

Mr. Guderian has served as a director of the Company since April 2002. He has also served as vice president of Williams' Exploration and Production unit since 1998 and as a director of Petrolera Entre Lomas S.A. since 2003.

Audit Committee

The Company's board of directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act of 1934. The members of the audit committee include Messrs. LaFortune, Ruffinengo and Williams. The board of directors has determined that Mr. LaFortune qualifies as an "audit committee financial expert" as defined by the rules of U.S. Securities and Exchange Commission. Mr. LaFortune's biographical information is set forth above under the caption "Business Experience."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC and the Nasdaq Stock Market, Inc. reports of ownership of Company securities and changes in reported ownership. Officers, directors and greater than ten percent shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of the reports furnished to the Company, or written representations from reporting persons that all reportable transactions were reported, the Company believes that during the fiscal year ended December 31, 2005 the Company's officers, directors and greater than ten percent owners timely filed all reports they were required to file under Section 16(a).

Code of Ethics

The Company adopted a Code of Ethics that applies to the Company's directors, officers and employees. The Code of Ethics is consistent with the criteria for codes of ethics and conduct established by the rules of the U.S. Securities and Exchange Commission and the listing standards of the Nasdaq Stock Market, Inc. A copy of the code is filed as an exhibit to this report.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company is dependent on Williams as relates to its executive officers and its executive officers are employees of Williams. Williams charges the Company, pursuant to an administrative services agreement, a fee for the services of the Company's President, Mr. Bueno, and other persons who spend a substantial or consistent amount of time with respect to the affairs of the Company. The fee for those who spend a substantial time on the Company's affairs is based on actual compensation and an estimated allocation of time dedicated to the affairs of the Company. In 2003, the Company incurred an allocated charge of $100,250 for Mr. Bueno's salary and bonus and an allocated charge of $34,085 for his benefits. In 2004, the Company incurred an allocated a charge of $152,204 for Mr. Bueno's salary and bonus and a charge of $50,426 for his benefits. In 2005, the Company incurred an allocated a charge of $156,400 for Mr. Bueno's salary and bonus and a charge of $51,612 for his benefits. The Company also compensates Williams for the services of the Company's chairman of the board of directors, chief executive officer, and chief financial officer based on allocation of such persons' time dedicated to the affairs of the Company. In 2003, 2004, and 2005 the Company paid an annual aggregate charge of $100,000 for the services of these persons.

Compensation Committee Interlocks and Insider Participation

The board of directors of the Company does not maintain a compensation committee. During 2005, no executive officer of the Company served on the board of directors of Williams but in some instances an executive officer of the Company served as a director for one or more subsidiaries of Williams while an executive officer of such subsidiary served as a director of the Company. However, the executive officers of the Company during 2005 were employees of Williams and compensation decisions with respect to those persons were accordingly determined by Williams.

Compensation of Directors

Directors who are employees of Williams receive no compensation for service on the Company's board of directors. Each director who is not an employee of Williams (a "Non-Management Director") receives an annual retainer of $14,000 and an additional fee for attending board meetings of $1,000 per meeting. Additionally, each Non-Management Director who serves on the audit committee or nominating committee receives a fee for attending each meeting of those committees. The chairmen of the audit committee and the nominating committee receive a fee of $2,000 for attending committee meetings. Other members of those committees receive a fee of $1,000 for attending committee meetings. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or otherwise by reason of their being a director.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED

Security Ownership of Certain Beneficial Owners and Management

The Company's directors and executive officers do not own, directly or beneficially, any of the Company's ordinary shares, other than director's qualifying shares. The following table sets forth the number of ordinary shares of the Company and the percentage represented by such number of each person who is known to the Company to own beneficially five percent or more of the Company's ordinary shares as of March 1, 2006. Certain information in the table was obtained from filings made with the SEC.

Name of Beneficial Owner	Number of Ordinary Shares	Percent of Class
The Williams Companies, Inc.	5,075,398 (1)(2)	68.96%
Williams Global Energy (Cayman) Limited	5,075,398 (2)	68.96
Lehman Brothers Holdings Inc.	706,205 (3)	9.59

(1) Includes 5,075,398 Ordinary Shares held of record by Williams Global Energy (Cayman) Limited.

(2) Williams Global Energy (Cayman) Limited ("Williams Global Energy") is an indirect wholly-owned subsidiary of Williams International Company, which is a direct wholly-owned subsidiary of The Williams Companies, Inc. ("Williams"). As a result, Williams may be deemed to be the beneficial owner of the shares held by Williams Global Energy under the rules and regulations of the SEC. The address of both of these companies is One Williams Center, Tulsa, Oklahoma 74172.

(3) A filing with the SEC dated February 14, 2006 indicates that Lehman Brothers Holdings Inc. ("Holdings") and Lehman Brothers Inc. ("LBI") beneficially hold these shares. The filing further indicates that LBI, a subsidiary of Holdings, is the owner of record of the shares and Holdings may be deemed to be the beneficial owner of the shares held by LBI under the rules and regulations of the SEC. The address of LBI and Holdings is 745 Seventh Avenue, New York, New York .

The following table sets forth, as of March 1, 2006, the number of shares of Common Stock of The Williams Companies, Inc., beneficially owned by each of the Company's directors and executive officers at the end of the last fiscal year and by such directors and executive officers as a group:

Name of Individual or Group	Shares of Common Stock	Percent of Class
Keith E. Bailey	391,470 (1)(2)	*
Randall L. Barnard	117,902 (2)	*
Thomas Bueno	(2)	*
Landy L. Fullmer	61,808 (2)	*
Bryan K. Guderian	81,470 (2)	*
Ralph A. Hill	320,950 (2)	*
Robert J. LaFortune	57,937 (1)(2)	*
Piero Ruffinengo	0	*
John H. Williams	984,058 (1)	*
All directors and executive officers as a group (9 persons)	2,073,025 (1)(2)	*

* Less than one percent.

(1) Includes shares held in trust as follows: Mr. Bailey, 10,227 shares; Mr. LaFortune, 55,346; and Mr. Williams, 967,110. Each individual has voting and investment power over such shares.

(2) Includes shares which represent stock options granted under the Williams' stock option plans and/or deferred compensation granted pursuant to the terms of Williams' incentive and investment plans. These stock options and/or deferred compensation are exercisable or subject to the right of conversion within 60 days and deemed to be beneficially owned by the following individuals pursuant to the rules and regulations of the SEC: Mr. Bailey, 381,243; Mr. Barnard, 107,963; Mr. Bueno, 31,509; Mr. Fullmer, 43,066; Mr. Hill, 294,961; and Mr. Guderian, 72,888. The shares subject to option or conversion cannot be voted or invested.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain relationships and related-party transactions are disclosed elsewhere herein in Note 7 to the Notes to Consolidated Financial Statements and in Item 11 of Part III under the caption "Compensation of Executive Officers."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for audit services rendered by Ernst & Young LLP ("E&Y"), the Company's independent registered public accounting firm, for the years ended December 31, 2005 and December 31, 2004 and fees billed by E&Y with respect to those periods for other services:

	2005	2004
Audit fees: (1)	$ 172,259	$ 183,000
Audit-related fees: (2)	2,900	5,000
Tax fees: (3)	---	3,000
All other fees: (4)	---	---
Total	$ 175,159	$ 191,000

(1) Audit fees consisted of professional services for the audit of the Company's financial statements, the audit of the Company's assessment of internal controls over financial reporting, and review of financial statements included in Form 10-Qs, or for services that are normally provided by the accountant in connection with statutory and

regulatory filings or engagements.

(2) Audit-related fees generally include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. More specifically, these services consisted principally of consultation concerning financial accounting and reporting standards.

(3) Tax fees consisted principally of fees for tax compliance assistance.

(4) There were no other fees for products or services, not included in classes discussed above.

All services rendered by E&Y were approved by the audit committee of the Company's board of directors. The Company did not rely on the de minimus exception provided for by the SEC's rules for any fee approvals. On an ongoing basis, the Company's management presents specific projects and categories of service to the audit committee for which advance approval is requested. The audit committee reviews those requests and advises management if the audit committee approves the engagement of E&Y. On a periodic basis, management reports to the audit committee regarding the actual spending for such projects and services compared to the approved amounts. The audit committee may also delegate the ability to pre-approve audit and permitted non-audit services, excluding services related to the Company's internal control over financial reporting, to any one of its committee members, provided that any such pre-approvals are reported on at a subsequent audit committee meeting. The audit committee's pre-approval policies and procedures with respect to services rendered by the independent registered public accounting firm are filed as an exhibit to this report.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1

Financial Statements filed in this report are set forth in the Index to Consolidated Financial Statements under Item 8.

(a) 2 and (c)

Separate financial statements and supplementary data of Petrolera, a 50-percent-or-less owned person are filed as Schedule S-1.

(a) 3 and (b)

The exhibits listed below are filed as part of this annual report:

Exhibit Number		Description
*(3)	-	Memorandum of Association of Apco Argentina Inc. as amended August 20, 1980, as filed with Form 10-K of the Company for the fiscal year ended on December 31, 1980, Commission File No. 0-8933 dated April 30, 1981.
*(3)	-	Articles of Association of Apco Argentina Inc. as filed with Form 14 (Registration No. 2-6354), dated March 16, 1979.
*(10)	-	Agreement dated March 13, 1968, between Perez Companc and YPF for the Exploration, Exploitation and Development of the "Entre Lomas" area, Contract Number 12,507 as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	-	Translation dated November 18, 1970, of agreement dated March 13, 1968, between Perez Companc and YPF as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	-	Joint Venture Agreement dated April 1, 1968, among Apco Oil Corporation, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	-	Joint Venture Agreement dated February 29, 1972, among the Company, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	-	Joint Venture Agreement dated March 23, 1977, among the Company, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	-	Contract dated December 1977, amending the March 13, 1968 Agreement between Perez Companc and YPF as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	-	Memorandum of Agreement dated August 16, 1979, among the Company, Perez Companc and Petrolera as filed with Form 10-K, No. 0-8933, dated March 28, 1980.
*(10)	-	Agreement dated December 7, 1983, between Petrolera and YPF regarding the delivery of propane and butane from the Entre Lomas area, as filed with Form 10-K, No. 0-8933, dated April 12, 1983.
*(10)	-	Contract for the exploration, exploitation and development of the "Entre Lomas" area, dated July 8, 1982, between Yacimientos Petroliferos Fiscales Sociedad Del Estado and Petrolera Perez Companc, Inc. relating to the extension of Contract No. 12,507, as filed with Form 10-K, No. 0-8933, dated April 12, 1983.

Exhibit Number		Description
*(10)	-	Additional clause number 3 dated December 18, 1985, to the agreement between Perez Companc and YPF covering the Entre Lomas area dated March 13, 1968, and attached translation as filed with Form 10-K, No. 0-8933, dated April 11, 1988.
*(10)	-	Agreement between the Joint Committee created by the Ministry of Public Works and Services and the Ministry of Energy, YPF and Petrolera Perez Companc S.A. dated December 26, 1990, constituting the conversion to concession and deregulation of the original Entre Lomas contract number 12,507 as filed with Form 10-K, No. 0-8933, dated April 13, 1992.
*(10)	-	Share purchase agreement by and among Ms. Maria Carmen Sundblad de Perez Companc, Sudacia S.A. and Apco Argentina Inc. dated October 23, 2002, relating to the purchase by the Company of 27,700 shares of Petrolera Perez Companc S.A. as filed with Form 10-K, No. 0-8933, dated March 28, 2003.
*(10)	-	Share purchase agreement by and between the shareholders of Fimaipu S.A. and Apco Argentina Inc. dated December 5, 2002, relating to the purchase by the Company of all of the shares of Fimaipu S.A. as filed with Form 10-K, No. 0-8933, dated March 28, 2003.
*(10)	-	Administrative Services Agreement by and between The Williams Companies, Inc. and Apco Argentina Inc. dated January 1, 2004, as filed with Form 10-Q, No. 0-8933, dated August 12, 2004.
*(10)	-	English translation of stock purchase agreement by and between the Tower Fund L.P., Apco Argentina Inc., Netherfield Corporation, Sucursal Tierra del Fuego, Antartida e Islas del Atlantico Sur and Roch S.A. dated February 25, 2005 relating to the purchase by the Company of 79,752 shares of Rio Cullen-Las Violetas S.A. dated February 25, 2005 as filed with Form 10-K, No. 0-8933, dated March 14, 2005.
*(14)	-	Apco Argentina Inc. Code of Ethics as filed with Form 10-K, No. 0-8933, dated March 30, 2004.
(23)	-	Consent of Independent Petroleum Engineers.
(24)	-	Power of attorney together with certified resolution.
(31.1)	-	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	-	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	-	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*	-	Exhibits so marked have been filed with the Securities and Exchange Commission as part of the filing indicated and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APCO ARGENTINA INC.
(Registrant)

Dated: March 10 , 2006

By: __________
Thomas Bueno
Attorney-in-fact

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ *Ralph A. Hill Ralph A. Hill, Chief Executive Officer and Chairman of the Board	March 10, 2006
/s/ *Landy L. Fullmer Landy L. Fullmer, Chief Financial Officer, Chief Accounting Officer, and Controller	March 10, 2006
/s/ *Keith E. Bailey Keith E. Bailey, Director	March 10, 2006
/s/ *Randall L. Barnard Randall L. Barnard, Director	March 10, 2006
/s/ *Robert J. LaFortune Robert J. LaFortune, Director	March 10, 2006
/s/ *Bryan K. Guderian Bryan K. Guderian, Director	March 10, 2006
/s/ *Piero Ruffinengo Piero Ruffinengo, Director	March 10, 2006
/s/ *John H. Williams John H. Williams, Director	March 10, 2006
*By: /s/ Thomas Bueno Thomas Bueno, Attorney-in-Fact	March 10, 2006

DIRECTORY

DIRECTORS

Ralph A. Hill
Senior Vice President
Williams Exploration & Production

Bryan K. Guderian
Vice President
Williams Exploration & Production

Randall L. Barnard
Vice President
Williams Gas Pipeline

Keith Bailey
Former Chairman of the Board
of The Williams Companies, Inc.

Piero Ruffinengo
Attorney

Robert LaFortune
Former Director of The Williams
Companies, Inc.

John H. Williams
Former Chairman of the Board
of The Williams Companies, Inc.

OFFICERS

Ralph A. Hill
Chairman of the Board and
Chief Executive Officer

Thomas Bueno
President and Chief
Operating Officer

Landy L. Fullmer
Chief Financial Officer

Brian K. Shore
Corporate Secretary

GENERAL OFFICES

Ugland House
P.O. Box 309
South Church Street
George Town, Grand Cayman
Cayman Islands
British West Indies

OTHER OFFICES

One Williams Center, MD 26-4
Tulsa, OK 74172 USA

Maipu 1300-Piso 8
1006 Buenos Aires
Republic of Argentina

TRANSFER AGENT AND REGISTRAR

The Bank of New York
101 Barclay Street
11 East
New York, NY 10286 USA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172 USA

Front Page Top Photograph
APCO officials ringing the bell at the NASDAQ stock market on July 6, 2006. From left to right are as follows: Bryan Guderian, Director; Landy Fullmer, Chief Financial & Accounting Officer and Controller; Thomas Bueno, President and Chief Operating Officer; NASDAQ official; Ralph Hill, Chairman of the Board and Chief Executive Officer; Ben Holman, International Manager; NASDAQ Official; Ernesto Hermo, Argentine Branch Manager; & Graciela Hermo, Spouse of Ernesto Hermo.


ACAMBUCO CONCESSION
APCO ARGENTINA INC.
BOLIVIA
WELLS
CURRENT EXPLORATION TARGETS
FIELDS
C. DURAN-
MADRE
JONES
SAN
PEDRITO
TARTAGAL
RAMOS
AGUARAGUE


TIERRA DEL FUEGO CONCESSIONS
APCO ARGENTINA INC.
San
Sebastian
Bay
Atlantic
Ocean
Rio Grande


South America
Acambuco
Concession
Capricorn
Permit
Salta
ARGENTINA
Cañadón
Ramirez
Concession
Chubut
Tierra del Fuego
Concessions

Apco
Argentina Inc.